

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On

April 16, 2002

To the Stockholders of Northern Trust Corporation:

The annual meeting of stockholders of Northern Trust Corporation will be held on Tuesday, April 16, 2002 at 10:30 a.m., Chicago time, at the office of the Corporation, northwest corner of LaSalle and Monroe Street in Chicago, Illinois.

The purposes of the meeting are to:

- Elect 14 directors to hold office until the next annual meeting of stockholders and until their successors shall have been elected and qualified;

- Approve the Northern Trust Corporation 2002 Stock Plan; and

- Transact any other business that may properly come before the meeting.

You may vote if you are a stockholder of record at the close of business on February 25, 2002.

ROSE A. ELLIS
Secretary

March 11, 2002

IMPORTANT—PLEASE VOTE PROMPTLY
In order that there may be proper representation at the meeting, we urge you to vote by telephone or through the Internet or sign and return the enclosed proxy card in the postage-paid envelope provided. You may nevertheless vote in person if you do attend the meeting.

NORTHERN TRUST CORPORATION
50 South LaSalle Street
Chicago, Illinois 60675
March 11, 2002

PROXY STATEMENT

INTRODUCTION

Our 2002 annual meeting of stockholders will be held on Tuesday, April 16, 2002 at 10:30 a.m., Chicago time, at the office of the Corporation located on the northwest corner of LaSalle and Monroe Street in Chicago, Illinois. We invite you to attend the annual meeting and vote your shares directly.

You do not need to attend the annual meeting to vote your shares. Instead, you may vote your shares by telephone or through the Internet or you may complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided. Instructions for voting by telephone or through the Internet can be found on the enclosed proxy card.

The Corporation's board of directors is soliciting your proxy to encourage your participation in the voting at the annual meeting and to obtain your support on each proposal to be presented. This proxy statement provides you with information about each proposal and other matters that you may find useful in voting your shares. On March 11, 2002, we began mailing this proxy statement and the enclosed proxy card to all stockholders entitled to vote at the annual meeting. Detailed information relating to the Corporation's activities and financial performance is contained in our 2001 annual report to stockholders, which is also enclosed.

VOTING

Who May Vote

Record holders of the Corporation's common stock at the close of business on February 25, 2002 may vote at the annual meeting. On that date, the Corporation had 221,510,959 shares outstanding. The shares of common stock held in the Corporation's treasury will not be voted.

You are entitled to one vote for each share of common stock that you owned of record at the close of business on February 25, 2002. The enclosed proxy card indicates the number of shares you are entitled to vote at the annual meeting. You may vote cumulatively in the election of directors, a process described below under "Election of Directors."

Voting Your Proxy

Whether or not you plan to attend the annual meeting, we urge you to vote your proxy promptly.

If you are a stockholder of record (that is, if you hold shares of the Corporation's common stock in your own name), you may vote your shares by proxy using any of the following methods:

● telephoning the toll-free number listed on the proxy card;

● using the Internet site listed on the proxy card; or

● completing, signing, dating and returning the proxy card in the postage-paid envelope provided.

The telephone and Internet voting procedures set forth on the proxy card are designed to authenticate stockholders' identities and to allow stockholders to provide their voting instructions and confirm that their instructions have been properly recorded. If you vote by telephone or through the Internet, you should not return your proxy card.

If your shares of common stock are held by a broker, bank or other nominee in "street name," you will receive voting instructions (including instructions, if any, on how to vote by telephone or through the Internet) from the record holder that you must follow in order to have your shares voted at the annual meeting.

If you are a participant in the Northern Trust Employee Stock Ownership Plan, you will receive a voting instruction card that covers the shares credited to your plan account. Similarly, if you are a participant in The Northern Trust Company Thrift-Incentive Plan and invest in the Northern Trust Corporation Common Stock Fund, you will receive a voting instruction card that covers the shares credited to your plan account.

Whether you vote by mail, telephone or Internet, your common stock will be voted in accordance with your instructions. If you sign, date and return your proxy card without indicating how you want to vote your shares, the proxy holders will vote your shares as recommended by the board of directors FOR each proposal.

Revoking Your Proxy

You may revoke your proxy at any time *before* it is voted at the annual meeting. To revoke your proxy, you may send a written notice of revocation to the secretary of the Corporation at the address indicated on the first page of this proxy statement, submit another signed proxy with a later date, vote by telephone or through the Internet at a later date, or vote in person at the annual meeting.

Voting in Person

You may come to the annual meeting and vote your shares in person by obtaining and submitting a ballot that will be provided at the meeting. However, if your shares are held by a broker, bank or other nominee in street name, to be able to vote at the meeting you must obtain a proxy, executed in your favor, from the institution that holds your shares, indicating that you were the beneficial owner of the shares on February 25, 2002, the record date for voting.

Quorum and Vote Required for Approval

A quorum of stockholders is necessary to hold a valid meeting. A quorum will exist if a majority of the outstanding shares is present in person or by proxy at the annual meeting. Abstentions and broker non-votes will be counted as present for purposes of establishing a quorum. A "broker non-vote" will occur when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. Inspectors of election appointed for the annual meeting will tabulate all votes cast in person or by proxy at the annual meeting.

Election of Directors. The directors will be elected at the annual meeting by a plurality of all the votes cast (*i.e.,* the 14 nominees for director who receive the most votes will be elected). Abstentions will have no effect on the election of directors, and it is not anticipated that there will be any broker non-votes on this proposal since brokers have discretion to vote in the election of directors.

Approval of the Northern Trust Corporation 2002 Stock Plan. Approval of the Northern Trust Corporation 2002 Stock Plan requires the affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting. An abstention will have the effect of a vote against approval of the 2002 Stock Plan. Broker non-votes will have no effect on the outcome of the vote with respect to the 2002 Stock Plan because they are not considered shares entitled to vote on this proposal.

Solicitation of Proxies

The Corporation will pay all costs of soliciting proxies. We have retained Georgeson Shareholder Communications Inc. to assist with the solicitation of proxies at a cost of approximately $12,500, plus reasonable out-of-pocket expenses. In addition, we may also use our officers and employees to solicit proxies either personally or by telephone, Internet, letter or facsimile.

ADMITTANCE TO THE ANNUAL MEETING

Stockholders as of the record date, or their duly appointed proxies, may attend our annual meeting on April 16, 2002, and each may be accompanied by one guest. Registration will begin at 9:30 a.m., and seating will begin at 10:00 a.m. If you attend, please note that you may be asked to present valid picture identification, such as a driver's license or passport. For safety and security reasons, cameras and recording devices will not be permitted in the meeting.

For registered stockholders, an admission ticket is enclosed. Please bring the admission ticket with you to the meeting.

If your shares of common stock are held by a broker, bank or other nominee in street name, please bring a copy of the account statement reflecting your stock ownership as of the record date and check in at the registration desk at the meeting.

ELECTION OF DIRECTORS

Stockholders will be asked to elect 14 directors at this year's annual meeting. Set forth below is detailed information with respect to the 14 nominees, 13 of whom are currently serving as directors of the Corporation and of its principal subsidiary, The Northern Trust Company (the "Bank"). Bide L. Thomas, a Director of the Corporation since 1984, has decided not to stand for re-election as a director of the Corporation at the annual meeting, and John W. Rowe will stand for election to the vacated seat. Each of the 14 nominees has consented to serve as a director if elected at this year's annual meeting.

Each nominee elected as a director will serve until the next annual meeting and until his or her successor has been elected and qualified. If any nominee is unable to serve as a director at the time of the annual meeting, your proxy may be voted for the election of another nominee proposed by the board or the board may reduce the number of directors to be elected at the annual meeting.

The enclosed proxy card provides instructions on how to vote for all nominees or to withhold authority to vote for all or one or more nominees. You have cumulative voting rights in the election of directors, meaning that your total number of votes equals the number of your shares of common stock multiplied by 14, the number of directors to be elected. You may allocate these cumulative votes equally among the nominees or otherwise as you specify on the enclosed proxy card. Unless you choose a different allocation and so mark on your proxy card, it is expected that the proxy holders will allocate cumulative votes equally among all nominees for whom authority to vote has not been withheld. However, the proxy holders will have the discretion to allocate cumulative votes differently among those for whom authority to vote has not been withheld, so as to elect all or as many nominees as possible depending on the circumstances at the annual meeting. If you wish to exercise your right to cumulative voting, you must provide us with written instructions on the enclosed proxy card; you may not exercise this right by voting by telephone or through the Internet.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF EACH NOMINEE.

INFORMATION ABOUT THE NOMINEES FOR DIRECTOR

The following information about the nominees for election to the board of directors of the Corporation at the 2002 annual meeting of stockholders is as of December 31, 2001, unless otherwise indicated.

DUANE L. BURNHAM, Director since 1997, Age 59

Retired Chairman and Chief Executive Officer, Abbott Laboratories since April 1999, Chairman from 1990 until that date, and Chief Executive Officer from 1990 through December 1998 (Global diversified health care products and services company).

DOLORES E. CROSS, Director since 1994, Age 64

President, Morris Brown College, since June 1999 (Educational institution); GE Fund Distinguished Professor, The Graduate School and University Center, The City University of New York, from July 1998 to June 1999 (Educational institution); President, GE Fund from October 1997 to June 1998 (Corporate foundation with education, arts and public policy programs); President, Chicago State University from 1990 to September 1997 (Educational institution).

SUSAN CROWN, Director since 1997, Age 43

Vice President, Henry Crown and Company since 1984 (Company with diversified manufacturing operations, real estate and securities).

Ms. Crown is a director of Baxter International Inc. and Illinois Tool Works Inc. and a trustee of Yale University and Rush-Presbyterian-St. Luke's Medical Center in Chicago.

ROBERT S. HAMADA, Director since 1988, Age 64

Edward Eagle Brown Distinguished Service Professor of Finance, Graduate School of Business, University of Chicago since July 1993, Dean from July 1993 to July 2001, and member of the Faculty since 1966 (Educational institution); Chief Executive Officer of Merchants' Exchange LLC since July 2001 (Electronic exchange trading futures contracts and options-on-futures).

Mr. Hamada is a director of A. M. Castle & Co., Fleming Companies, Inc. and Merchants' Exchange LLC.

BARRY G. HASTINGS, Director since 1994, Age 54

President since October 1995 **and Chief Operating Officer** since June 1995 of the **Corporation and the Bank.**

ROBERT A. HELMAN, Director since 1986, Age 67

Partner, Mayer, Brown, Rowe & Maw since 1967 (Law firm).

Mr. Helman is a director of Dreyer's Grand Ice Cream, Inc., TC PipeLines GP, Inc. and Brambles USA, Inc.

ARTHUR L. KELLY, Director since 1988, Age 64

Managing Partner, KEL Enterprises L.P. since 1982 (Holding and investment partnership).

Mr. Kelly is a director of BASF Aktiengesellschaft, Bayerische Motoren Werke (BMW) A.G., Deere & Company, and Snap-on Incorporated.

FREDERICK A. KREHBIEL, Director since 1988, Age 60

Co-Chairman, Molex Incorporated since July 1999, Co-Chief Executive Officer from July 1999 to July 2001, Chairman from November 1993 to July 1999, and Chief Executive Officer from July 1988 to July 1999 (Manufacturer of electrical/electronic interconnecting products and systems).

Mr. Krehbiel is a director of DeVry Inc., Molex Incorporated, Tellabs, Inc., and W.W. Grainger, Inc.

ROBERT C. McCORMACK, Director since 2000, Age 62

Co-Chairman and Managing Director since 1993 and founding partner, **Trident Capital, Inc.** (Venture capital firm).

Mr. McCormack is a director of DeVry Inc., Illinois Tool Works Inc., and MeadWestvaco Corporation.

EDWARD J. MOONEY, Director since 1996, Age 60

Retired Délégué Général-North America since March 2001, **Suez Lyonnaise des Eaux** (Worldwide provider of energy, water, waste and communications services); **Retired Chairman and Chief Executive Officer, Nalco Chemical Company** since March 2000, Chairman and Chief Executive Officer from April 1994 until that date, and President from 1990 until December 1998 (Manufacturer of specialized service chemicals acquired by Suez Lyonnaise des Eaux in November 1999).

Mr. Mooney is a director of FMC Corporation and FMC Technologies, Inc.

WILLIAM A. OSBORN, Director since 1994, Age 54

Chairman since October 1995 **and Chief Executive Officer** since June 1995 of the **Corporation and the Bank.**

Mr. Osborn is a director of Caterpillar Inc., NICOR, Inc., Tribune Company and a Class A Director of the Federal Reserve Bank of Chicago.

JOHN W. ROWE, Age 56

President and Co-Chief Executive Officer of Exelon Corporation since October 2000 (Energy company formed through the merger of Unicom Corporation and PECO Energy Company in October 2000); Chairman, President and Chief Executive Officer of Unicom Corporation and its principal subsidiary, Commonwealth Edison Company, from March 1998 to October 2000; and President and Chief Executive Officer of New England Electric System from February 1989 to February 1998.

Mr. Rowe is a director of UnumProvident Corporation. He was a director of FleetBoston Financial Corporation until February 2002.

HAROLD B. SMITH, Director since 1974, Age 68

Chairman of the Executive Committee, Illinois Tool Works Inc. since 1982 (Manufacturer and marketer of engineered components and industrial systems and consumables).

Mr. Smith is a director of Illinois Tool Works Inc. and W. W. Grainger, Inc. and is a trustee of The Northwestern Mutual Life Insurance Company.

WILLIAM D. SMITHBURG, Director since 1981, Age 63

Retired Chairman, President and Chief Executive Officer, The Quaker Oats Company since October 1997 and from 1981 until that date, Chief Executive Officer (Worldwide manufacturer and marketer of beverages and grain-based products).

Mr. Smithburg is a director of Abbott Laboratories and Corning Incorporated.

INFORMATION ABOUT THE BOARD AND COMMITTEES

Committees

Audit Committee

Members: Directors Kelly (Chairman), Burnham, Crown, Hamada, Mooney and Thomas

Number of Meetings in 2001: Five

Oversight Activities:

- Meets with internal audit representatives; receives and discusses the internal audit program and the results of examinations
- Meets with the Corporation's public accountants; reviews and discusses their reports issued with respect to the Corporation's annual financial statements and internal control structure
- Meets with banking regulators; receives and discusses results of regulatory examinations
- Performs such other functions as are described in the Audit Committee Charter attached as Exhibit A to this proxy statement

The board of directors, in its business judgment, has determined that all members of the Audit Committee are "independent directors," as required by applicable rules of the National Association of Securities Dealers, Inc. ("NASD").

Compensation and Benefits Committee

Members: Directors Mooney (Chairman), Burnham, Crown, Kelly, Smith, Smithburg and Thomas

Number of Meetings in 2001: Six

Oversight Activities:

- Meets with internal human resources representatives and outside consultants and reviews compensation policy and executive compensation levels
- Recommends benefit and incentive plans, programs and payments
- Has administrative authority for certain benefit and incentive plans and programs
- Oversees management development and succession planning

Corporate Governance Committee

Members: Directors Krehbiel (Chairman), Burnham, Cross, Smith and Smithburg

Number of Meetings in 2001: One

Oversight Activities:

- Evaluates and recommends candidates for nomination to the board of directors
- Recommends structure and membership of board committees
- Considers candidates for the board recommended by stockholders

This committee will consider a candidate for director proposed by a stockholder. The Corporation's by-laws provide that stockholders may propose director nominations only if they give timely written notice, directed to the attention of the secretary of the Corporation at the address indicated on the first page of this proxy statement, not less than 90 days and not more than 120 days prior to the anniversary date of the prior year's annual meeting. The notice must contain the information required by the by-laws.

Other Committees

The Corporation's board of directors has three other standing committees. The Business Strategy Committee reviews the policies, strategies and performance of the various business units of the Corporation. The Business Risk Committee reviews the risks inherent in extending credit, managing assets and liabilities, and providing fiduciary services and other related matters. The Executive Committee meets as required and may exercise the powers of the board in the management of the business and affairs of the Corporation when the board is not in session, subject to limitations imposed by law and the by-laws of the Corporation.

Board and Committee Meetings

The Corporation's board of directors held seven regular meetings during 2001. All persons who were directors during 2001 attended at least 75% of these meetings and meetings of committees on which they served, except for Mr. Krehbiel.

Director Compensation

Non-employee directors receive the following fees for their service on the board:

Annual Retainer	$40,000
For Each Committee Meeting Attended	$ 1,000

The chairman of each committee other than the Executive Committee receives an additional annual retainer of $5,000. All non-employee directors are also eligible to receive a per diem fee of $1,000 when required to attend orientation meetings or to perform specific services on behalf of the Corporation. No such payments were made in 2001. In 2000, each non-employee director received a grant of 2,400 stock units under the Northern Trust Corporation Amended 1992 Incentive Stock Plan (the "1992 Plan"), with 800 stock units vesting upon election or re-election as a director of the Corporation in each of the years 2000, 2001 and 2002. Any additional non-employee directors elected during this period will receive a similar award, prorated for time served on the board during the three-year time period. A non-employee director will receive one share of common stock for each stock unit upon vesting of the stock units. Dividend equivalents on the stock units are paid on a current basis unless, as described below, the non-employee director elects to defer the stock units.

Non-employee directors may elect to defer payment of their cash compensation and stock units until termination of their service as directors. Any deferred cash compensation is converted into stock units representing shares of common stock. The value of each stock unit is based upon the market price of the stock at the end of the calendar quarter for which the cash compensation would have been paid. Dividend equivalents on all deferred stock units are paid quarterly to a cash account and accrue interest at an interest rate determined from time to time by the Compensation and Benefits Committee. Deferred cash compensation and dividend equivalents will be paid out in cash, and deferred stock units will be distributed in stock, in each case in a lump sum or in up to ten annual installments at the election of the director.

Directors who are also employees receive no additional compensation for serving on the board or its committees.

ADDITIONAL INFORMATION ABOUT MANAGEMENT AND THE BOARD

Services Provided by the Corporation to Directors and Executive Officers

Directors and executive officers of the Corporation, as well as members of their immediate families and their associates, were clients of and had transactions with the Corporation and its subsidiaries in the ordinary course of business during 2001. These transactions included loans; purchases, sales and placements of investment securities and other financial instruments; fiduciary transactions; deposits; and other purchase, sale and finance transactions. Similar transactions may occur in the ordinary course of business in the future. All loans were made on a non-preferential basis and did not involve more than the normal risk of collectibility or present other unfavorable terms. Transactions in 2001 involving services provided by the Corporation to its directors and executive officers did not result in payments or fees that were material to the gross revenues of the Corporation.

Other Business Relationships

In the ordinary course of business, the Corporation uses the products and services of organizations of which the Corporation's directors are directors or executive officers. Transactions in 2001 involving the purchase of products and services did not result in payments that were material to the gross revenues of the organization with which a director was associated. Mr. Helman, a director of the Corporation, is a partner in the law firm of Mayer, Brown, Rowe & Maw, which renders legal services to the Corporation and its subsidiaries.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Corporation's directors and executive officers, and beneficial owners of more than 10% of the Corporation's stock to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of any securities of the Corporation. Copies of these reports must also be provided to the Corporation.

To the Corporation's knowledge, all the Corporation's directors, executive officers and beneficial owners of more than 10% of the Corporation's stock made on a timely basis all filings required during 2001. In making these disclosures, the Corporation relied on copies of the reports provided to the Corporation and written representations that no other reports were required.

Compensation and Benefits Committee Interlocks and Insider Participation

None of the members of the Compensation and Benefits Committee is or ever was an officer or employee of the Corporation or any of its subsidiaries. Members of the committee, as well as members of their immediate families and their associates, may have loans and other transactions with the Corporation and its subsidiaries. All loans were made on a non-preferential basis and did not involve more than the normal risk of collectibility or present other unfavorable terms.

SECURITY OWNERSHIP OF MANAGEMENT

The following table shows the beneficial ownership of the Corporation's common stock for each director and director nominee, each executive officer named in the Summary Compensation Table elsewhere in this proxy statement and all directors and executive officers of the Corporation as a group.

| Name | Common Stock Owned(1) and Stock Units Held(2) as of December 31, 2001 | | |
	No. of Shares	Percent of Class of Common Stock	No. of Stock Units
Duane L. Burnham	2,000	*	10,302
Dolores E. Cross	3,200	*	12,118
Susan Crown	10,000	*	2,400
Robert S. Hamada	12,200	*	3,650
Barry G. Hastings	1,077,558(3)(4)	*	56,000
Robert A. Helman	7,200	*	10,390
Arthur L. Kelly	110,900	*	6,955
Frederick A. Krehbiel	24,600	*	2,400
Robert C. McCormack	10,964,577(5)	4.95%	2,400
Edward J. Mooney	6,400	*	800
William A. Osborn	1,257,144(3)	*	228,219
Perry R. Pero	964,446(3)	*	103,576
John W. Rowe	1,000	*	0
Harold B. Smith	13,963,302(6)	6.30%	800
William D. Smithburg	7,200	*	48,234
Mark Stevens	595,327(3)	*	75,332
Bide L. Thomas	4,500	*	21,366
Stephen B. Timbers	241,446(3)	*	44,000
All directors and executive officers as a group	25,701,188(3)-(6)	11.59%	853,441
*Less than one percent of the outstanding common stock.			

Following are footnotes to the table on the preceding page:

(1) The information contained in this table was furnished to the Corporation by the individuals named in the table and reflects the SEC's definition of beneficial ownership. Except as noted below, the nature of beneficial ownership for shares shown in this table is sole voting and/or investment power (including shares as to which spouses and minor children of the individuals covered by this table have such power).

(2) Stock units held by certain non-employee directors represent stock units under the 1997 Deferred Compensation Plan for Non-Employee Directors, which include amounts deferred under certain prior deferred compensation plans, and stock equivalents granted under the 1992 Plan as described under "Information About the Board and Committees—Director Compensation." Stock units held by executive officers are stock equivalents granted under the 1992 Plan. All stock units shown in the table are vested except for 800 unvested stock units for each non-employee director and the following unvested stock units for the named executive officers: Mr. Hastings, 56,000 unvested stock units; Mr. Osborn, 77,000 unvested stock units; Mr. Pero, 38,000 unvested stock units; Mr. Stevens, 44,000 unvested stock units; and Mr. Timbers, 44,000 unvested stock units. Stock units held by directors and executive officers do not have voting rights.

(3) Includes shares issuable pursuant to stock options exercisable within 60 days after December 31, 2001, as follows: Mr. Hastings, 630,666 shares; Mr. Osborn, 830,827 shares; Mr. Pero, 355,156 shares; Mr. Stevens, 381,886 shares; and Mr. Timbers, 203,337 shares; and all directors and executive officers as a group, 3,173,441 shares.

(4) Barry G. Hastings has sole voting and investment power as to 12,000 shares of the outstanding common stock that are held in a family trust of which he is the trustee. Mr. Hastings also has shared voting and investment power as to 3,046 shares of the outstanding common stock that are held in two family trusts of which his wife is the trustee. In addition, Mr. Hastings has shared voting and investment power as to 754 shares of the outstanding common stock that are held in a family trust and 2,000 shares that are held by a family corporation. Mr. Hastings disclaims any beneficial ownership interest in the shares referred to in this footnote.

(5) Robert C. McCormack has sole voting power pursuant to delegated authority as to 702,108 shares or .32% of the outstanding common stock that are held in an irrevocable trust of which the Bank is the sole trustee. As co-trustee with the Bank, Harold B. Smith and one other individual, he shares voting and investment power for 5,164,056 shares or 2.33% of the outstanding common stock. As co-trustee with the Bank, he shares voting and investment power for 2,235,385 or 1.01% of the outstanding common stock. With respect to 117,000 shares or .05%, he serves as co-trustee with the Bank and has sole voting and investment power. In addition, Mr. McCormack has sole voting and investment power as to 2,713,424 shares or 1.22% of the outstanding common stock that are held in a family partnership of which he is the general partner.

(6) See note 2 to the Security Ownership of Certain Beneficial Owners Table on page 13.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table includes information concerning common stock ownership of stockholders who were the beneficial owners of more than 5% of the outstanding shares of the Corporation's common stock on December 31, 2001.

	Common Stock Held(1) as of December 31, 2001	
Name and Address	**No. of Shares**	**Percent of Class**
Harold B. Smith . . . . 3600 West Lake Avenue, Glenview, Illinois 60025-5811	13,963,302(2)	6.30%
U.S. Trust Corporation . . . . 114 West 47th Street, New York, New York 10036	13,539,569(3)	6.11%

(1) The information contained in this table was furnished to the Corporation by the persons named in the table and reflects the SEC's definition of beneficial ownership. The nature of beneficial ownership of the holdings shown in this table is set forth in notes 2 and 3 below.

(2) Harold B. Smith serves as co-trustee and shares voting and investment power with various family members and the Bank with respect to 8,684,432 shares or 3.92% of the outstanding common stock. As co-trustee with the Bank, Robert C. McCormack and one other individual, he shares voting and investment power for 5,164,056 shares or 2.33% of the outstanding common stock. With respect to 99,110 shares or .04% of the outstanding common stock, he serves as co-trustee and shares voting and investment power with other family members. Mr. Smith also has sole voting and investment power over 2,104 shares or .001% of the outstanding common stock held in a trust, and shared voting and investment power over 13,600 shares or .01% of the outstanding common stock as co-trustee of four additional trusts.

(3) U.S. Trust Corporation holds 13,539,569 shares or 6.11% of the outstanding common stock, including 11,646,929 shares or 5.25% of the outstanding common stock held by U.S. Trust Company, N.A., a wholly owned subsidiary of U.S. Trust Corporation, in its capacity as Trustee of the Northern Trust Employee Stock Ownership Plan ("ESOP"). U.S. Trust Company, N.A. has no voting and investment power with respect to the 11,646,929 ESOP shares allocated to participant accounts and has shared voting and investment power with respect to any unallocated ESOP shares. Participants in the ESOP are entitled to direct the Trustee as to the voting of shares allocated to their accounts under the ESOP. Unallocated shares and allocated shares for which no direction is received (together, "Undirected Shares") will be voted by the Trustee in the same proportion that the allocated shares were voted, unless inconsistent with the Trustee's fiduciary responsibility. Under the ESOP, participants are "named fiduciaries" to the extent of their authority to direct the voting of shares allocated to their accounts and their proportionate share of Undirected Shares.

The Bank and its affiliates individually act as sole or co-fiduciary with respect to trusts and other fiduciary accounts which own, hold or control through intermediaries in the aggregate 27,432,296 shares or 12.38% of the outstanding common stock over which the Bank and its affiliates have, directly or indirectly, sole or shared voting power and/or sole or shared investment power. No single trust or other fiduciary account holds a beneficial ownership interest in excess of 5%. The Bank and its affiliates have sole voting power with respect to 6,120,537 shares or 2.76% of the outstanding common stock, and they share voting power with respect to 18,620,715 shares or 8.40% of the outstanding common stock. They have sole investment power with respect to 4,885,113 shares or 2.2% of the outstanding common stock, and they share investment power with respect to 18,771,025 shares or 8.47% of the outstanding common stock.

In addition, the Bank, as Trustee of The Northern Trust Company Thrift-Incentive Plan, holds in the Northern Trust Common Stock Fund of that Plan 5,808,479 shares or 2.62% of the outstanding common stock. The Bank has no voting or investment power with respect to these shares since sole voting and investment power for the shares is held by the 6,129 Northern Trust Common Stock Fund participants who are employees of the Corporation or its subsidiaries.

As of December 31, 2001, Northern Trust directors and employees as a group beneficially owned over 19% of the Corporation's common stock. In addition, the Corporation estimates that at least 3.5% of the Corporation's common stock was beneficially owned by Northern Trust retirees as of December 31, 2001.

EXECUTIVE COMPENSATION

COMPENSATION AND BENEFITS COMMITTEE REPORT

The Compensation and Benefits Committee (the "Committee"), which consists entirely of non-employee directors, is responsible for overseeing the Corporation's executive compensation program. Each year the Committee reviews the components of the Corporation's executive compensation program, comparing compensation levels to a peer group of financial services organizations that represent the Corporation's competition for executive talent. The organizations selected for comparison generally have one or more of the following characteristics: superior financial performance; lines of business similar to those of the Corporation; significant operations in the Corporation's principal geographic areas; and size, either overall or in particular lines of business, comparable to that of the Corporation. All of the organizations in the peer group are included in the Keefe, Bruyette & Woods 50 Bank Index, which is used in the Five-Year Cumulative Total Return table presented elsewhere in this proxy statement.

The Committee reviews and approves the compensation of the Corporation's most highly compensated executives, including the executive officers named in the Summary Compensation Table. For other executives the Committee reviews overall compensation policies and payment levels. The Committee considers recommendations from the Corporation's Human Resources Department, which works closely with outside consultants. In reviewing the compensation of executives other than the chief executive officer, the Committee takes the chief executive officer's counsel and recommendations into account.

The Committee reviews annually the share ownership and share retention levels of the Corporation's senior executives. The Committee presently believes that formal share ownership requirements for its senior executives are not necessary since these officers have existing equity holdings and potential equity holdings (in the form of stock options, stock units and performance shares) that are significant as a multiple of base salaries.

The Corporation's executive compensation program is designed to compensate individuals at competitive levels to ensure the retention of executive talent. It links short-term and longer-term financial rewards to the Corporation's success by making a significant portion of the executives' cash compensation variable and dependent on corporate or business unit performance. The Committee believes that this component of executive compensation should increase if performance goals are achieved or exceeded, and correspondingly should decrease if goals are not achieved. The Corporation's executive compensation program also emphasizes equity incentives in order to closely align the executives' interests with those of the stockholders. The program is designed to reflect these compensation principles and has the following components: base salary, annual cash incentives, restricted stock units and stock options. The Corporation also makes specific awards of restricted stock from time to time.

Base Salaries

The Committee generally determines base salaries and any adjustments to base salaries by evaluating the responsibilities of the current position and the individual's experience, performance, career progress and potential development. A review is also made of the competitive marketplace for executive talent, including a comparison to base salaries for comparable positions at peer group companies, to ensure that this component of compensation is competitive. The Committee targeted the base salaries of these executive officers at approximately the median of salaries for similar positions in the companies used for comparison purposes.

Annual Incentive Awards

During 2001 the executive officers named in the Summary Compensation Table were eligible for annual incentive awards under the provisions of the Management Performance Plan. The Plan establishes a maximum award funding opportunity for each Plan participant, expressed as a percentage of the Corporation's consolidated net income for the relevant year. The maximum award funding opportunity is 0.6% of consolidated net income for the chairman and chief executive officer, 0.4% for the president and chief operating officer, and 0.3% for each of the other Plan participants. Following completion of the fiscal year, the Committee determines each participant's maximum award funding opportunity on the basis of the Corporation's consolidated net income for the year, and approves specific awards.

In determining the awards for 2001 shown in the bonus column of the Summary Compensation Table, the Committee used its discretion, as it had anticipated, to make awards below the maximum award funding opportunity. Individual participants' awards were based on an evaluation of each executive's performance and contribution to the Corporation's record financial and operating achievements. As announced in April 2001, the Committee decided to distribute approximately 20% of 2001 annual incentive awards in the form of stock options and 80% in cash payments. The Committee anticipates that up to 20% of 2002 annual incentive awards also will be distributed in the form of stock options.

Stock Units

In May 2001 the Committee approved grants of restricted stock units to a group of senior executives including the executive officers named in the Summary Compensation Table. Restricted stock units are stock equivalents granted under the provisions of the 1992 Plan. Each unit entitles the award recipient to receive one share of stock in December of the year in which the award vests, which occurs upon the completion of five years of employment following the award. Dividend equivalents on the stock units are paid on a current basis. If the executive dies, becomes disabled, or retires during the five-year vesting period, a pro-rated number of stock units becomes distributable. If an executive who has reached age 55, the eligible age for retirement under the Corporation's plans, leaves and does not compete with the Corporation during the five-year vesting period, a pro-rated number of stock units is eligible for distribution at the completion of the five-year vesting period. In all other instances where the executive leaves the Corporation during the five-year vesting period, the stock units are forfeited. Upon a change in control of the Corporation, the full stock unit grant becomes distributable.

Distribution of stock units is mandatorily deferred to the extent that distribution would result in compensation not being deductible by the Corporation under the provisions of Section 162(m) of the Internal Revenue Code (the "Code"). See "Deductibility" below. If distribution of an award is deferred for this reason, the award becomes distributable in the first year in which it would result in deductible compensation, such as when the executive has retired and is no longer subject to Section 162(m). Distributions may also be voluntarily deferred by the executive.

Individual awards are based on multiple-of-salary guidelines, incorporating an estimated value of the stock unit award to the recipient, and competitive compensation data. The Committee also considers the equity awards previously granted to the individual, as well as the retention of these awards over the years. The 2001 awards for executive officers named in the Summary Compensation Table are shown in the restricted stock award column of the table.

Stock Options

The Committee generally determines stock option grants to executives on an annual basis under the provisions of the 1992 Plan. Option grants align the interests of executives with those of the stockholders.

Stock options are granted with an exercise price equal to the market price of the common stock on the date of grant and expire ten years after the date of the grant. This approach is designed to motivate the executive to contribute to the creation of stockholder value over the long term.

In approving individual awards, the Committee considers multiple-of-salary guidelines, incorporating an estimated option value to the recipient, and competitive compensation data. Awards are made within the context of providing an appropriate mix of cash and equity incentives and also take into consideration individual performance factors. The Committee also considers the number of stock options and other stock compensation previously granted to the individual, as well as the retention of shares over the years. The 2001 grants to executive officers named in the Summary Compensation Table are shown in the table captioned "Option Grants in Last Fiscal Year."

Chief Executive Officer Compensation

During 2001, the Committee took actions to adjust the base salaries of the executive officers named in the Summary Compensation Table, including Mr. Osborn, and determined the respective level of equity compensation through grants of stock options and stock units, all in accordance with the compensation objectives and factors described above. Mr. Osborn's base salary was increased to $950,000 effective April 1, 2001. The Committee anticipates that there will be no salary adjustments in 2002 for Mr. Osborn and the other executive officers named in the Summary Compensation Table. In May 2001, the Committee made a grant of 150,000 stock options and 22,000 stock units to Mr. Osborn. The option grant represents approximately 5.4% of the total options to purchase 2,756,250 shares that were granted in 2001. The stock unit grant represents approximately 9.2% of the total of 240,000 stock units awarded in 2001.

In determining Mr. Osborn's annual incentive award of $1,500,000 under the provisions of the Management Performance Plan, the Committee acknowledged his outstanding leadership and contributions during 2001. Although 2001 was a very challenging year for most organizations, the Corporation reported record net income results and, with the exception of earnings-per-share growth, the Corporation's annual strategic goals were met or exceeded in 2001, achieving its target range for return-on-equity and a record productivity ratio of 162%.

Deductibility

Section 162(m) of the Code provides that compensation in excess of $1,000,000 per year paid to the chief executive officer and the four other most highly compensated executive officers employed at year-end, other than compensation meeting the technical definition in the Code for "performance based compensation" or otherwise exempt from the provisions of Section 162(m), will not be deductible by a corporation for federal income tax purposes. Base salary and the amounts reflected in the other annual compensation and all other compensation columns of the Summary Compensation Table do not by their nature qualify as performance based compensation under Section 162(m). In addition, a number of performance shares and stock awards distributed in 2001 did not qualify as performance based compensation. Other performance shares and stock awards scheduled for distribution in 2001 were previously exchanged for stock units, and their distribution was mandatorily deferred until such time as the distribution will result in deductible compensation. All other forms of compensation paid in 2001 to the named executive officers, including the annual cash incentives under the Management Performance Plan, were deductible.

The Committee will continue to review each material element of compensation on a continuing basis and take steps to assure deductibility if that can be accomplished without sacrificing flexibility and other important elements of the overall compensation program. In that regard, the Committee and the Board of Directors recommend that stockholders approve the Northern Trust Corporation 2002 Stock Plan as it contains provisions designed to ensure that stock options and certain performance based stock awards granted by the Committee will qualify as "performance based compensation" under Section 162(m). *See* "Approval of the Northern Trust Corporation 2002 Stock Plan" below.

* * * * *

Through the programs described above, a significant portion of the Corporation's executive compensation is linked directly to individual and corporate performance and stock price appreciation. In 2001 the five executive officers named in the Summary Compensation Table received over half of their compensation in the aggregate (consisting of the dollar amounts shown in the Table and the value realized on stock options exercised) in the form of performance based variable elements. The Committee intends to continue the policy of linking executive compensation to corporate performance, the value of the Corporation's common stock and returns to stockholders.

This report is submitted on behalf of the members of the Committee:

Edward J. Mooney, Chairman
Duane L. Burnham
Susan Crown
Arthur L. Kelly
Harold B. Smith
William D. Smithburg
Bide L. Thomas

Summary Compensation Table

The following table sets forth compensation information for the years 1999 through 2001 with respect to the Corporation's chief executive officer and the four other most highly compensated executive officers during 2001.

| Name and Principal Position | Year | Annual Compensation | | | Long-Term Compensation | | | All Other Compen-sation (5) |
		Salary	Bonus (1)	Other Annual Compen-sation (2)	Restricted Stock Awards (3)	Securities Underlying Options	Payouts (Long-Term Incentive Plan)(4)	
William A. Osborn	2001	$937,500	$1,500,000	$ 765	$1,498,310	150,000	$ 194,575	$154,103
Chairman and Chief	2000	$887,500	$1,800,000	$2,001	$1,757,032	170,000	$ 105,909	$208,385
Executive Officer	1999	$837,500	$1,500,000	$ 14	$1,354,689	200,000	$ 716,900	$157,177
Barry G. Hastings	2001	$705,000	$ 900,000	$ 276	$1,089,680	100,000	$3,265,467	$115,885
President and Chief	2000	$665,000	$1,100,000	$ 415	$1,265,063	120,000	$ 945,574	$156,142
Operating Officer	1999	$626,250	$ 900,000	$ 2	$ 993,439	140,000	$ 716,900	$117,531
Mark Stevens	2001	$532,500	$ 600,000	$ 485	$ 817,260	60,000	$ 92,282	$ 87,530
President—Personal	2000	$502,500	$ 725,000	$2,710	$ 983,938	75,000	$ 840,510	$117,987
Financial Services	1999	$472,500	$ 600,000	$ 22	$ 812,813	100,000	$ 672,094	$ 88,676
Stephen B. Timbers	2001	$526,250	$ 600,000		$ 817,260	65,000		$ 86,503
President—Northern	2000	$487,500	$ 750,000	$1,609	$ 983,938	80,000		$114,465
Trust Global	1999	$443,750	$ 625,000	$ 14	$ 812,813	100,000		$ 62,238
Investments								
Perry R. Pero	2001	$460,000	$ 500,000		$ 681,050	50,000	$ 552,664	$ 75,613
Vice Chairman and	2000	$440,000	$ 600,000		$ 843,376	60,000	$ 523,824	$103,312
Chief Financial	1999	$400,000	$ 500,000		$ 722,500	80,000	$ 672,094	$ 73,764
Officer								

Following are footnotes to the table on the preceding page:

(1) The "Bonus" figures represent the dollar value of the annual incentive awards earned by the named executive officers. For 2001, approximately 80% of each annual incentive award was paid in cash and 20% was distributed in the form of non-qualified stock options under the 1992 Plan on February 19, 2002.

(2) The "Other Annual Compensation" column reflects tax gross-up payments.

(3) The values of the restricted stock units awarded in 2001, as shown in the table, are based on a price of $68.105 per share, the mean of the high and low sale prices of the common stock on May 21, 2001, the date of grant, as reported by The Nasdaq Stock Market.

All restricted stock units have a five-year vesting period, subject to earlier vesting in the event of a change of control of the Corporation, as defined in the 1992 Plan or earlier prorated vesting upon a participant's death, normal retirement or disability, or as otherwise determined by the Compensation and Benefits Committee. Dividend equivalents are paid on restricted stock units and distributed in cash to participants on a current basis. All other terms of the restricted stock units are described in "—Compensation and Benefits Committee Report—Stock Units."

The total number of shares of restricted stock and stock units held by the named executive officers and their aggregate market value as of December 31, 2001 were: Mr. Osborn, 25,000 shares of restricted stock and 228,219 stock units (which include 60,000 stock units received in 2001 in exchange for the cancellation of a prior award of performance shares for the 1996-98 performance period), with the total valued at $15,357,732; Mr. Hastings, 25,000 shares of restricted stock and 56,000 stock units, with the total valued at $4,912,650; Mr. Stevens, 30,000 shares of restricted stock and 75,332 stock units, with the total valued at $6,388,386; Mr. Timbers, 30,000 shares of restricted stock and 44,000 stock units, with the total valued at $4,488,100; and Mr. Pero, 103,576 stock units (which include 32,000 stock units received in 2001 in exchange for the cancellation of a prior award of performance shares for the 1996-98 performance period), with the total valued at $6,281,884. All values are based on a price of $60.65 per share, the mean of the high and low sale prices of the common stock on December 31, 2001, as reported by The Nasdaq Stock Market.

(4) The values of the amounts shown were determined by multiplying the total number of performance shares earned and distributed by the mean of the high and low sale prices of the common stock on the dates of distribution as reported by The Nasdaq Stock Market and adding dividend equivalents and an interest factor. Commencing in 1999, the Compensation and Benefits Committee, in awarding restricted stock units under the 1992 Plan, discontinued awarding performance shares.

(5) The "All Other Compensation" column reflects contributions on behalf of the named executive officers to the Thrift-Incentive Plan and the Supplemental Thrift-Incentive Plan (collectively, "TIP") and allocations on behalf of the named executive officers under The Northern Trust Employee Stock Ownership Plan and the Supplemental Employee Stock Ownership Plan (collectively, "ESOP"), all of which are defined contribution plans. For the following executive officers, the 2001 TIP and ESOP amounts (in that order) were: Mr. Osborn, $37,500 and $116,603; Mr. Hastings, $28,200 and $87,685; Mr. Stevens, $21,300 and $66,230; Mr. Timbers, $21,050 and $65,453 and Mr. Pero, $18,400 and $57,213. In the event of a change in control of the Corporation, participants become fully vested in all benefits payable under the ESOP and all benefits payable under the TIP that are in excess of applicable Internal Revenue Code limits.

Option Grants in Last Fiscal Year

The following table sets forth certain information with respect to the stock options granted during 2001 to the executive officers named in the Summary Compensation Table. Using 0%, 5% and 10% in assumed rates of stock price appreciation (compounded annually) for the option term of ten years, the table also shows the potential realizable pre-tax value of the stock options. These assumed rates are used for illustrative purposes only, and are not intended to represent or predict future increases in the price of the Corporation's common stock.

Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees In 2001	Exercise Price	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term of 10 years(2)		
	Individual Grants				0%	5%	10%
William A. Osborn	150,000	5.4%	$68.105	5/21/11	0	$6,424,630	$16,281,275
Barry G. Hastings	100,000	3.6%	$68.105	5/21/11	0	$4,283,087	$10,854,183
Mark Stevens	60,000	2.2%	$68.105	5/21/11	0	$2,569,852	$ 6,512,510
Stephen B. Timbers	65,000	2.4%	$68.105	5/21/11	0	$2,784,006	$ 7,055,219
Perry R. Pero	50,000	1.8%	$68.105	5/21/11	0	$2,141,543	$ 5,427,092

(1) All options were granted on May 21, 2001. One-third of these options will each become exercisable on May 21 of 2002, 2003 and 2004. In the event of a change in control of the Corporation, as defined in the 1992 Plan, all outstanding stock options become fully vested and exercisable.

(2) No gain to the optionees is possible without an increase in the stock price, which will benefit all stockholders commensurately. The pre-tax gain to all stockholders after ten years, using as a base the $68.105 mean of the high and low sale prices of common stock as reported by The Nasdaq Stock Market on the respective option grant dates, would be $0 for 0% appreciation, approximately $9.5 billion for 5% appreciation and approximately $24.1 billion for 10% appreciation.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth the number of shares for which stock options were exercised during 2001, the actual as well as annualized pre-tax value realized, the number of shares for which options were outstanding and the pre-tax value of those options as of year-end.

Name	Shares Acquired On Exercise	Value Realized (1)	Annualized Value Since Grant Date(2)	Number of Securities Underlying Unexercised Options at Fiscal Year-End(3)		Value of Unexercised in-the-Money Options at Fiscal Year-End(3)(4)	
				Exercisable	Unexercisable	Exercisable	Unexercisable
William A. Osborn	30,000	$1,689,750	$175,915	830,827	329,993	$27,156,204	$1,032,810
Barry G. Hastings	30,000	$1,688,550	$170,915	630,666	226,662	$21,649,982	$ 722,967
Mark Stevens	29,104	$1,757,206	$211,061	381,886	143,330	$12,769,965	$ 516,405
Stephen B. Timbers	0	$ 0	$ 0	203,337	151,663	$ 3,781,962	$ 516,405
Perry R. Pero	49,120	$2,454,148	$286,307	355,156	116,664	$12,595,302	$ 413,124

(1) Calculated on a pre-tax basis using the spread between the option exercise price and the mean of the high and low sale prices of the common stock on the date of exercise as reported by The Nasdaq Stock Market.

(2) Amount of pre-tax value realized annualized over period between the date of grant and the date of exercise.

(3) Amounts represent options granted since 1992 to Messrs. Osborn, Hastings, Stevens and Pero, and since 1998 to Mr. Timbers.

(4) Calculated on a pre-tax basis using the spread between the option exercise price and $60.65, which was the mean of the high and low sale prices of the common stock on December 31, 2001 as reported by The Nasdaq Stock Market.

Employment Security Agreements

Messrs. Osborn, Hastings, Stevens, Timbers, and Pero are parties to employment security agreements that provide lump sum cash payments equivalent to three years' salary and bonus (and payment of a pro-rata bonus for the year of termination, as well as continuation of medical, dental, life insurance and similar benefits for three years) upon the termination of employment either by the Corporation without good cause or by the executive with good reason, as defined in the agreements, within two years after a change in control of the Corporation, as defined in the agreements. In addition, upon such termination, the employment security agreements provide the executives with a five-year post-termination exercise period for all outstanding non-qualified stock options and all outstanding incentive stock options granted on or after September 25, 2001, and a three-year service credit, if necessary, to qualify the executives for early or normal retirement under the Corporation's pension plans and to qualify the executives for participation in the Corporation's retiree medical program. The agreements also provide that the Corporation will reimburse the executives for any excise tax imposed on payments under the agreements as well as taxes imposed on such reimbursement amounts.

Pension Plan Table

The table below sets forth the estimated annual benefits payable upon retirement at age 65 under the Bank's Pension Plan and Supplemental Pension Plan to persons in the compensation and years of service classification specified. The annual pension benefits presented below are shown as if paid in the form of a straight life annuity and will be reduced by .50% of the average Social Security taxable wage base for the individual for each year of service up to 35 years.

Pension Benefit						
Average Compensation In 5 Highest Years	Years of Service at Retirement					
	10	15	20	25	30	35
$ 500,000	$ 90,000	$135,000	$ 180,000	$ 225,000	$ 270,000	$ 315,000
750,000	135,000	202,500	270,000	337,500	405,000	472,500
1,000,000	180,000	270,000	360,000	450,000	540,000	630,000
1,250,000	225,000	337,500	450,000	562,500	675,000	787,500
1,500,000	270,000	405,000	540,000	675,000	810,000	945,000
1,750,000	315,000	472,500	630,000	787,500	945,000	1,102,500
2,000,000	360,000	540,000	720,000	900,000	1,080,000	1,260,000
2,250,000	405,000	607,500	810,000	1,012,500	1,215,000	1,417,500
2,500,000	450,000	675,000	900,000	1,125,000	1,350,000	1,575,000
2,750,000	495,000	742,500	990,000	1,237,500	1,485,000	1,732,500
3,000,000	540,000	810,000	1,080,000	1,350,000	1,620,000	1,890,000
3,250,000	585,000	877,500	1,170,000	1,462,500	1,755,000	2,047,500
3,500,000	630,000	945,000	1,260,000	1,575,000	1,890,000	2,205,000

The Bank's Pension Plan and Supplemental Pension Plan were amended to change the formula used to calculate retirement benefits beginning January 1, 1996. All participants employed on December 31, 1995 continued accruing benefits under the prior formula through December 31, 2000. The annual straight life annuity pension benefits accrued under the prior Pension Plan and prior Supplemental Pension Plan for the executive officers named in the Summary Compensation Table are: Mr. Osborn, $818,009; Mr. Hastings, $520,724; Mr. Stevens, $315,680; and Mr. Pero, $439,298. At termination or retirement, these executive officers will be entitled to receive the greater of the above noted minimum benefits accrued through December 31, 2000 under the prior formula or the benefits calculated under the formula set forth in the Pension table. All participants employed after December 31, 1995 will accrue benefits under the formula set forth in the Pension table. Because Mr. Timbers was hired after December 31, 1995, his entire pension will be determined under the formula set forth in the Pension table above. All employees whose date of hire was on or before May 31, 2001 were given a choice of the pension formula set forth in the Pension table or a new pension equity formula that became effective January 1, 2002. All of the named executive officers chose to continue to have their pensions calculated under the formula set forth in the Pension table. In the event of a change in control of the Corporation, as defined in the Supplemental Pension Plan, participants become fully vested in all benefits payable under the Supplemental Pension Plan.

For the named executive officers, compensation covered by the Pension Plan includes base salary, before tax deposits made by a participant to the TIP, and awards under the Management Performance Plan. The average covered compensation for the highest five consecutive years is used in the pension calculation.

Credited years of service under the Bank's Pension Plan for the named executive officers are as follows: Mr. Osborn—31 years, Mr. Hastings—27 years, Mr. Stevens—22 years, Mr. Timbers—3 years, and Mr. Pero—37 years. In addition to pension benefits, retiree health benefits are available to these individuals upon retirement if the length of service and other eligibility requirements described in the Retiree Medical Care Plan have been met. Mr. Timbers is also entitled to $10,000 a year for three years to purchase medical insurance coverage upon termination of his employment in certain circumstances.

**COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
AMONG NORTHERN TRUST CORPORATION COMMON STOCK, S&P 500 INDEX
AND KEEFE, BRUYETTE & WOODS (KBW) 50 BANK INDEX**

**Total Return Assumes $100 Invested on
December 31, 1996 with Reinvestment of Dividends**

Five-Year Cumulative Total Return



For the five-year period ended December 31, 2001, the Corporation's total return to stockholders was 251% compared with 66% for the S&P 500 Index and 76% for the KBW 50 Bank Index. During the same period, the Corporation's common stock market capitalization increased $9.3 billion or 231% from $4.0 billion to $13.3 billion, reflecting an increase in the stock price with essentially the same number of shares outstanding. The Corporation's net income increased in 2001 for the 14th consecutive year and increased 88% over the last five years, from $258.8 million in 1996 to $487.5 million in 2001.

AUDIT COMMITTEE REPORT

The Audit Committee of the board is responsible for providing oversight of the Corporation's financial reporting functions and internal controls. The board appoints the Audit Committee and its chairman annually, with the Committee consisting of no fewer than four directors. The responsibility for the completeness and accuracy of the Corporation's financial statements rests with the Corporation's management. The responsibility of the Corporation's public accountants is to perform audits and to express an opinion as to whether the Corporation's financial statements are free of material misstatement and presented in accordance with generally accepted accounting principles.

The Audit Committee received the written disclosures and the letter from Arthur Andersen LLP, the Corporation's public accountants, required by the Independence Standards Board Standard No. 1 ("Independence Discussions with Audit Committees"), as currently in effect. The disclosures described the relationships and fee arrangements between the firm and the Corporation. Consistent with Independence Standards Board Standard No. 1 and the SEC's "Revision of the Commission's Auditor Independence Requirements," the Audit Committee considered at a meeting held on February 11, 2002 whether the provision of non-audit services by the public accountants to the Corporation for the fiscal year ended December 31, 2001 is compatible with maintaining Arthur Andersen LLP's independence and has discussed with Arthur Andersen LLP the firm's independence from the Corporation.

The Audit Committee reviewed and discussed with the Corporation's public accountants the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended ("Communications with Audit Committees").

The Audit Committee reviewed and discussed with management and the Corporation's public accountants the audited financial statements of the Corporation for the year ended December 31, 2001.

While financially literate under the applicable NASD rules, the members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and Arthur Andersen LLP. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The Audit Committee's reviews, considerations and discussions referred to above do not assure that the audit of the Corporation's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that the Corporation's public accountants are in fact "independent."

Based on the above-mentioned reviews and discussions with management and the Corporation's public accountants, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above, the Audit Committee, exercising its business judgment, recommended to the board that the Corporation's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2001, for filing with the SEC.

This report is submitted on behalf of the members of the Audit Committee:


Arthur L. Kelly, Chairman
Duane L. Burnham
Susan Crown
Robert S. Hamada
Edward J. Mooney
Bide L. Thomas



**APPROVAL OF THE NORTHERN TRUST CORPORATION
2002 STOCK PLAN**


Background

The board of directors of the Corporation has unanimously approved the Northern Trust Corporation 2002 Stock Plan (the "Plan") and recommended that the Plan be submitted to stockholders for approval at the 2002 annual meeting. The Plan is a compensation plan authorizing the grant of stock options, stock appreciation rights, stock awards, performance shares and stock units. The purpose of the Plan is to promote the growth and profitability of the Corporation by (a) encouraging outstanding individuals to accept or continue employment with the Corporation and its subsidiaries or to serve as directors of the Corporation, and (b) providing those persons with incentive compensation opportunities in the form of stock options and other awards based on the value or increase in the value of shares of common stock of the Corporation, thereby aligning their interests with those of the Corporation's stockholders.

The Plan is intended to replace the Northern Trust Corporation Amended 1992 Incentive Stock Plan (the "1992 Plan"). The 1992 Plan expires by its terms on April 30, 2002 and no awards may be granted under the 1992 Plan after that date. The board of directors believes that stock options and other stock-based awards have been, and will continue to be, a critical factor in the Corporation's ability to attract, motivate and retain highly qualified employees and directors. In addition, the Corporation plans to implement in 2002 a broad-based employee stock option program and to grant non-qualified stock options periodically under the Plan to eligible employees based upon their current compensation. Accordingly, in the judgment of the board of directors, approval of the Plan is in the best interests of the Corporation and its stockholders. If the Plan is approved by stockholders, it will be effective as of April 16, 2002. No awards will be made under the Plan unless it is approved by stockholders.

The following is a summary of the Plan. It is qualified in its entirety by reference to the full text of the Plan, which is attached as Exhibit B to this proxy statement. Stockholders are encouraged to review the Plan carefully.

Description of the Plan

General. The Plan is administered by the Compensation and Benefits Committee of the board of directors of the Corporation (the "Committee"). The Committee is comprised solely of non-employee directors, each of whom qualifies as an "outside director" under Section 162(m) of the Internal Revenue Code (the "Code") and a "non-employee director" under Rule 16b-3 of the Securities Exchange Act of 1934. The Committee has full authority to select the individuals who will receive awards under the Plan, to determine the types of awards to be granted, and to establish the terms and conditions of awards, including what happens to an award in the event of a participant's death, disability, retirement or termination of employment or service on the Board, or upon a "change in control" of the Corporation. All employees of the Corporation and its subsidiaries and all directors of the Corporation are eligible to receive awards under the Plan. As of December 31, 2001, the Corporation had approximately 9,453 full-time equivalent officers and staff members. The Committee has the authority to amend the Plan or the terms and conditions relating to awards under the Plan to the extent necessary or appropriate to comply with applicable laws, regulations and accounting rules in order to permit employees who are located outside of the United States to participate in the Plan. The Committee interprets the Plan and generally makes all decisions relating to the administration of the Plan. Decisions of the Committee are final and binding. The Committee may delegate the administration of the Plan to one or more persons under certain circumstances described in the Plan.

An aggregate of 22,000,000 shares of the Corporation's common stock has been reserved for issuance under the Plan. These shares, which represent 9.93% of the shares issued and outstanding on February 25, 2002, may be authorized but unissued shares or treasury shares. Shares representing the unexercised portion of any lapsed or cancelled awards, or forfeited awards, also become available for future issuance under the Plan. In addition, if any shares are delivered by a participant to the Corporation in payment of the exercise price or the participant's tax withholding obligations, then only the number of shares issued net of the shares delivered will count toward the aggregate number of shares issuable under the Plan. The maximum number of shares of common stock as to which a participant may receive stock options or stock appreciation rights in any calendar year is 500,000. The maximum number of shares for awards (other than stock options and stock appreciation rights) intended to qualify as "performance based compensation" under Section 162(m) of the Code that may be granted to any participant in any calendar year is 150,000. The maximum number of shares of Common Stock issuable under the Plan as incentive stock options is 22,000,000. In the event of any reorganization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, change in the capital structure of the Corporation or similar corporate transaction, the Committee or the board shall make adjustments as it deems appropriate to preserve the benefits of the Plan and awards granted under the Plan, including but not limited to adjustment of the number and kind of shares reserved for issuance under the Plan or covered by outstanding awards.

The Committee may provide that any award granted under the Plan will be subject to the attainment of performance goals in order to qualify the award as "performance based compensation" under Section 162(m) of the Code. Performance goals may be based on one or more of the following business criteria: return on equity, earnings or earnings per share, common stock price, return on assets, return on investment, net income, expense management, credit quality, revenue growth or operating leverage. Corporate performance goals may be absolute in their terms or measured against or in relationship to the performance of other companies or indices selected by the Committee. In addition, corporate performance goals may be adjusted for any events or occurrences (including extraordinary charges, losses from discontinued operations, restatements and accounting charges, and other unplanned special charges such as restructuring expenses, acquisition expenses and strategic loan loss provisions) as may be determined by the Committee. Corporate performance goals may be particular to one or more business units, lines of business or subsidiaries or may be based on the performance of the Corporation as a whole. The corporate performance goals and the performance targets established thereunder by the Committee may be identical for all participants for a given performance period or, at the discretion of the Committee, may differ among such participants.

In general, awards granted under the Plan may not be transferred other than by will or the laws of descent and distribution and may be exercised only by the participant during the participant's lifetime or, in the event of disability, by the participant's personal representative. The Committee has the authority to permit the transfer of non-qualified stock options under certain circumstances described in the Plan.

The board may amend, suspend or terminate the Plan at any time, provided that no such action adversely affects the right of any participant under any outstanding award in any material way without the written consent of the participant, unless such amendment, suspension or termination is required by applicable law. No amendment shall be made without stockholder approval if stockholder approval is required by law, regulation or stock exchange rule. The Plan will remain in effect until terminated by the board in accordance with the terms of the Plan.

Awards. The types of awards available under the Plan are as follows:

Stock Options. The Plan provides for the grant of non-qualified stock options and incentive stock options. Stock options granted under the Plan may qualify as incentive stock options if, among other things, the exercise price is not less than 100% of the fair market value of the shares on the date of the grant. In addition, incentive stock options may not be exercisable later than 10 years after the date of grant. The exercise prices at which and the periods during which stock options may be exercised are fixed by the Committee, but in no case may the exercise price be less than 100% of the fair market value of the shares on the date of the grant. On February 25, 2002, the closing price of the common stock, as reported on The Nasdaq Stock Market, was $53.93 per share. Stock options are exercisable as provided in the stock option agreement and are nontransferable except by will, the laws of descent and distribution and, in the case of non-qualified stock options, as the Committee may determine. In addition, stock options may become fully vested and exercisable upon a "change in control" of the Corporation, as defined in the Plan. Upon exercise of a stock option, payment of the exercise price must be made in full, in cash or shares of common stock, a combination of the foregoing, or as the Committee otherwise provides, as set forth in the stock option agreement. The Committee has complete discretion to determine when and to whom stock options will be granted and the number of shares that will be subject to each grant. Stock options may extend for a period of up to 10 years from the date of grant with the actual term to be established by the Committee at the time of grant. The right to exercise a stock option will vest according to the vesting schedule the Committee establishes when the stock option is granted.

The Committee may grant "replacement" options under the Plan. Under a replacement option, a participant who pays all or part of the exercise price of a stock option or the amount of tax required to be withheld upon such exercise by delivering shares of common stock to the Corporation would be granted a new option to purchase the number of shares equal to the number of shares delivered to exercise the option and pay withholding taxes. The term of the replacement option may not be longer than the term of the option to which it relates.

Stock Appreciation Rights. Stock appreciation rights may be awarded with respect to stock options granted under the Plan. Each right will permit the participant to receive, in lieu of exercising the related stock option, up to 100% of the difference between the market price of the option shares on the date of exercise of the right and the aggregate option price thereof. Stock appreciation rights will be exercisable only if and to the extent that the related stock options are exercisable. Upon exercise, stock appreciation rights will be paid in cash or in shares of common stock (based upon their fair market value on the date of exercise) or a combination thereof, as set forth in the stock appreciation right agreement.

Stock Awards. Stock awards may be granted to participants in the Plan, consisting of shares of common stock transferred for consideration at or less than the fair market value thereof as the Committee deems appropriate, or as a bonus for services rendered and without further consideration. These awards will be subject to terms and conditions determined by the Committee, which may include restrictions on transferability, rights of the Corporation to reacquire the shares upon termination of the participant's employment, requirements for meeting specified performance goals, and forfeiture of the shares under certain circumstances prescribed by the Committee.

Performance Shares. Performance shares may be granted to participants in the Plan subject to terms and conditions determined by the Committee, which may include restrictions on transferability, rights of the Corporation to reacquire the shares upon termination of the participant's employment, and requirements for meeting specified performance goals. A participant may be entitled to have a portion of the awarded common stock credited to an account maintained for the participant if established performance goals are achieved for one or more of the "performance periods" designated for the participant by the Committee.

Stock Units. Stock units may be granted to participants in the Plan subject to the general provisions of the Plan and the terms and conditions of the applicable stock unit agreement. Stock units shall be denominated in an equal number of shares of common stock of the Corporation, as determined by the Committee, and shall be payable either in shares of common stock or in cash, as provided in the stock unit agreement. Stock units may also provide for the payment to the participants of "dividend equivalents" on the shares designated in an award and will be subject to such other terms and conditions as the Committee determines, which may include requirements for meeting specified performance goals.

Plan Benefits. Awards to be made in 2002 and in future years under the Plan have not been determined. Information relating to awards made in 2001 under the 1992 Plan to the executive officers named in the Summary Compensation Table is presented in the various tables under the caption "Executive Compensation." In addition, in 2001, under the 1992 Plan (a) 638,000 options at an exercise price of $68.105, and 117,000 restricted stock units valued at $68.105 per share based on the mean of the high and low sale prices of the common stock on the date of grant, were granted to all executive officers as a group, (b) 2,756,250 options at exercise prices of $48.62 per share to $74.44, 52,500 stock awards valued at $65.95 per share, and 240,000 restricted stock units valued at $67.62 based on the mean of the high and low sale prices of the common stock on the date of grant, were granted to all employees of the Corporation as a group and (c) no awards were granted to non-employee directors.

Summary of Federal Income Tax Consequences

The following is a summary of the Federal income tax consequences of the Plan. It is based on the federal tax laws and regulations currently in effect and existing administrative rulings of the Internal Revenue Service. A participant may also be subject to state and local taxes in connection with the grant of awards under the Plan. Participants should consult with their individual tax advisers to determine the tax consequences associated with awards granted to them under the Plan. This information may not be applicable to employees of foreign subsidiaries or to employees who are not residents of the United States.

Non-qualified Stock Options. No income will be realized by a participant at the time a non-qualified stock option is granted. At the date of exercise of a non-qualified stock option, ordinary compensation income will be realized by the participant in an amount equal to the excess of the fair market value of the shares on the date of exercise over the exercise price (the amount paid for the shares), and the Corporation will receive a tax deduction for the same amount. Upon the sale of such shares, any gain or loss realized is treated as either short-term or long-term capital gain or loss depending on whether the shares have been held more than one year.

Incentive Stock Options. If shares are issued to a participant pursuant to an incentive stock option, and if no disqualifying disposition of such shares is made by such participant within one year after the date of exercise or within two years after the date of grant, (a) no income, for federal income tax purposes, will be realized by the participant at the time of the grant of option, (b) no income, for federal income tax purposes, will be realized by the participant at the date of exercise, (c) upon the sale of such shares, any

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amount realized in excess of the exercise price will be taxed to the participant, for Federal income tax purposes, as a long-term capital gain and any loss sustained will be a long-term capital loss, and (d) no deduction will be allowed to the Corporation for Federal income tax purposes. If, however, the shares are sold before the expiration of the holding periods, the participant will recognize ordinary income on the difference between the exercise price and the fair market value at exercise. Upon exercise of an incentive stock option, the excess of the fair market value over the exercise price is an item of the tax preference to the participant for purposes of determining the alternative minimum tax.

Stock Appreciation Rights. At the date of grant of stock appreciation rights, the participant will not be deemed to receive income, and the Corporation will not be entitled to a deduction. Upon exercise, the holder of a stock appreciation right will realize ordinary compensation income equal to the amount of cash or the market value of the shares received on exercise. The Corporation will be entitled to a deduction with respect to the ordinary income realized by the participant.

Stock Awards and Performance Shares. Ordinary income will be realized by a recipient of a stock award or performance shares upon becoming entitled to transfer the shares at the end of the restriction period, if any, without forfeiture. The amount of income realized will be equal to the fair market value of the shares on the first day after the end of the restriction period. Such amount will also constitute the tax basis for the shares. In addition, the holding period commences on the day the restriction expires for purposes of determining whether the recipient has long-term or short-term capital gain or loss on a subsequent sale of shares. The Corporation will be entitled to a deduction with respect to the ordinary compensation income realized by the participant.

A recipient of a stock award who makes an election under Section 83(b) of the Internal Revenue Code within 30 days after the date of the grant will have ordinary income equal to the fair market value on the date of grant, and will recognize no additional income until the shares are subsequently sold. Upon sale of the shares, the tax basis will be equal to the fair market value on the date of the grant, and the holding period for capital gains purposes commences on the date following the day the restriction expires. If the shares subject to such election are forfeited, the recipient will not be entitled to any deduction, refund, or loss for tax purposes (other than a capital loss with respect to the amount of tax previously paid), and the Corporation will have to include the amount that it previously deducted from its gross income in the taxable year of the forfeiture.

Stock Units. Stock units, whether paid in cash or shares of common stock, will not result in taxable income to a participant or provide a deduction to the Corporation until payment is made to the participant. Upon receipt of a payment, the participant will realize ordinary compensation income equal to the amount of the cash received in the case of a cash payment or the market value of the shares received at the time of payment in the case of a payment in shares of common stock. Upon such payment, the Corporation will be entitled to a corresponding deduction with respect to the ordinary compensation income realized by the participant.

Vote Required for Approval

Approval of the Plan requires the affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE NORTHERN TRUST CORPORATION 2002 STOCK PLAN.

PUBLIC ACCOUNTANTS

Appointment of Public Accountants

The appointment of public accountants is approved annually by the Corporation's board of directors. The decision of the board of directors is based on the recommendation of the Audit Committee. On November 20, 2001, the board of directors authorized the engagement of Arthur Andersen LLP as the Corporation's public accountants for 2002. Given circumstances and matters relating to Arthur Andersen LLP, this engagement for 2002 is subject to ongoing review by the Corporation's board of directors.

Representatives of Arthur Andersen LLP will be present at the annual meeting. They will have an opportunity to make a statement if they wish and will be available to respond to appropriate questions raised by stockholders at the meeting.

Audit Fees

The aggregate fees billed or expected to be billed by Arthur Andersen LLP for professional services rendered for the audit of the Corporation's annual financial statements for the fiscal year ended December 31, 2001 and for the reviews of the financial statements included in the Corporation's Quarterly Reports on Form 10-Q for that fiscal year were $946,000 ("Audit Fees").

Financial Information Systems Design and Implementation Fees

For the fiscal year ended December 31, 2001, Arthur Andersen LLP rendered no information technology services to the Corporation relating to financial information systems design and implementation, and no fees were billed by Arthur Andersen LLP to the Corporation for any such services.

All Other Fees

The aggregate fees billed by Arthur Andersen LLP for services rendered to the Corporation, other than the services described above under "Audit Fees," for the fiscal year ended December 31, 2001 were $830,000, including audit-related fees of $206,000 and other fees of $624,000 (collectively, "All Other Fees"). Audit-related fees included fees for services or other work such as employee benefit plan audits, accounting consultation and other attestation and audit-related services. Other fees were primarily for tax consulting and compliance and business advisory services.

In addition to Audit Fees and All Other Fees, aggregate fees of $652,000 were billed by Arthur Andersen LLP for services rendered during the fiscal year ended December 31, 2001 in connection with audits for certain of the proprietary, common and securities lending collateral funds sponsored or managed by the Corporation. These funds are not included in the consolidated financial statements of the Corporation.

OTHER BUSINESS

The board of directors knows of no business to be presented at the 2002 annual meeting other than that described above. The Corporation's by-laws provide that stockholders may bring matters before an annual meeting only if they give timely written notice of the matter to be brought not less than 90 days and not more than 120 days before the month and day that the Corporation held the prior year's annual meeting. The notice must be directed to the attention of the Corporation's secretary and contain the information required by the by-laws. No such notice with respect to the 2002 annual meeting was received during the relevant period, December 19, 2001 through January 18, 2002. However, if any matter properly comes before the annual meeting, the proxy holders will vote the shares represented by the proxies in accordance with their best judgment.

STOCKHOLDER PROPOSALS FOR 2003 ANNUAL MEETING

Any stockholder proposals for the 2003 annual meeting must be received by the Corporation, directed to the attention of the Corporation's secretary, no later than November 11, 2002 in order to be eligible for inclusion in the Corporation's proxy statement and form of proxy for that meeting. The proposal must comply in all respects with the rules and regulations of the SEC and the by-laws of the Corporation.

Also, under the Corporation's by-laws, other proposals that are not included in the proxy statement will be considered timely and may be eligible for presentation at that meeting if they are received by the Corporation in the form of a written notice, directed to the attention of the Corporation's secretary, not earlier than December 17, 2002 and not later than January 16, 2003. The notice must contain the information required by the by-laws.

By order of the Board of Directors,

Rose A. Ellis
Secretary

Chicago, Illinois
March 11, 2002

Exhibit A

NORTHERN TRUST CORPORATION

AUDIT COMMITTEE CHARTER

Effective February 19, 2002
(Supercedes the Audit Committee Charter Adopted February 20, 2001)

The By-laws of Northern Trust Corporation ("Corporation") provide that an Audit Committee ("Committee") and its Chairman shall be appointed by the Board of Directors ("Board") annually at its organization meeting, with the Committee consisting of no fewer than four Directors. The By-laws also provide that the Committee shall perform such functions as are set forth in an audit committee charter both for the Corporation and its subsidiaries on a consolidated basis and for such individual banking subsidiaries as the Board shall direct.

This audit committee charter (the "Charter") is effective February 19, 2002 and supercedes the audit committee charter adopted by the Board on February 20, 2001. It addresses the requirements of the Securities and Exchange Commission's ("SEC's") "Revision of the Commission's Auditor Independence Requirements," which became effective February 5, 2001 (the "Final Rule"), and complies with rules issued by National Association of Securities Dealers, Inc. ("NASD") in late 1999 regarding audit committee charters.

I. Committee Independence and Experience

All members of the Committee shall be independent of management of the Corporation and its subsidiaries in the judgment of the Board. The Committee shall also meet the independence, literacy and experience requirements under the applicable rules of the NASD and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA").

II. Committee Responsibility and Authority

The Committee's responsibility is one of oversight. The responsibility for the completeness and accuracy of the financial statements rests with the Corporation's management. The responsibility of the Corporation's public accountants is to perform an audit and to express an opinion as to whether the Corporation's annual financial statements are free of material misstatement and presented in accordance with generally accepted accounting principles.

The Committee shall perform its responsibilities in accordance with the requirements of the NASD, the SEC and the rules adopted under FDICIA.

In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee, while financially literate under the applicable NASD rules, are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing, including in respect of auditor independence. Each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board) and (iii) representations made by the Corporation's management as to any information technology, internal audit and other non-audit services provided by the Corporation's public accountants to the Corporation.

It is not the responsibility of the Committee to resolve disagreements, if any, between management and the Corporation's public accountants, to assure compliance with laws and regulations, to plan or conduct audits, or to determine that the Corporation's annual financial statements are complete, accurate and presented in accordance with generally accepted accounting principles.

The Corporation's public accountants shall be accountable to the Board and the Committee. The Board, with the advice of the Committee, shall have the authority and responsibility to evaluate, select, and, as appropriate, replace the Corporation's public accountants.

The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities and has direct and unrestricted access to the Corporation's public accountants, internal personnel, and corporate records. The Committee may, to assist it in the performance of its responsibilities, engage counsel of its choosing, without the approval of the engagement by the Board or management, and may direct the proper officers of the Corporation to pay the reasonable fees and expenses of any such counsel. The Committee may request counsel to attend a meeting of the Committee or to meet with any members of the Committee. In addition, the Committee may hold executive sessions with the Corporation's public accountants, the General Auditor of the Corporation, management, or counsel, as deemed appropriate.

III. Committee Oversight Activities

The Committee shall perform the following oversight functions for the Corporation and its subsidiaries on a consolidated basis and for such individual banking subsidiaries as the Board shall direct:

Financial Reporting and Control Review Activities

- Reviewing and discussing with management the Corporation's audited financial statements.

- Discussing with the Corporation's public accountants and management significant accounting policies, audit conclusions regarding significant accounting estimates, any audit adjustments, any disagreements between the Corporation's public accountants and management, and any other matters required to be brought forth by AICPA Statement of Auditing Standards No. 61.

- Receiving and discussing with management, the internal auditors and the Corporation's public accountants:

  (1) their assessments of the adequacy of internal controls;

  (2) the resolution of any identified material weaknesses and reportable conditions in internal controls over financial reporting, including the prevention or detection of management override or compromise of the internal control system; and

  (3) the reports issued with respect to the annual financial statements, the internal control structure and procedures for financial reporting, and compliance with certain specified laws and regulations and the basis for such reports.

- Determining whether to recommend to the Board that the audited financial statements be included in the Corporation's Annual Report on Form 10-K for the last fiscal year.

Other Oversight Activities

- On an annual basis, obtaining from and discussing with the Corporation's public accountants the written disclosures and the letter required by Independence Standards Board Standard No. 1 (the "Independence Discussions with Audit Committees"). The written disclosures shall delineate all relationships between the Corporation's public accountants and the Corporation and address each non-audit service provided by the public accountants to the Corporation.

- On an annual basis, either as part of the annual Independence Discussions with Audit Committees or as a separate document, obtaining from the Corporation's public accountants a written statement of the aggregate fees billed for each of the categories of services set forth in Item 9 of Schedule 14A under the Securities Exchange Act of 1934. If applicable and consistent with Independence Standards Board Standard No. 1 and the SEC's Final Rule, the Audit Committee shall consider whether the public accountants' provision of non-audit services to the Corporation is compatible with maintaining the independence of the public accountants.

- Receiving and discussing the internal policy adopted by the Corporation's management with regard to the public accountants' provision of non-audit services to the Corporation.

- Receiving and discussing with internal audit representatives reports on the internal audit program and the results of internal audit examinations, including significant findings.

- Receiving and discussing with the banking regulators the results of regulatory examinations.

- Receiving and discussing with the Chief Compliance Officer reports on the compliance program and the compliance function generally.

- Receiving and discussing reports on such other matters as the Committee deems appropriate.

Reporting Activities

- The Committee Chairman shall make regular reports to the Board.

- The Committee shall prepare any report or other disclosures, including any recommendation of the Audit Committee to the Board, required by the rules of the SEC to be included in the Corporation's proxy statement.

- The Committee shall reassess the adequacy of the Charter on an annual basis and submit any recommended changes to the full Board for approval.

Exhibit B

NORTHERN TRUST CORPORATION

2002 STOCK PLAN

1. **Purpose.** The purpose of the Northern Trust Corporation 2002 Stock Plan is to promote the growth and profitability of the Corporation and its Subsidiaries by (a) encouraging outstanding individuals to accept or continue employment with the Corporation and its Subsidiaries or to serve as Directors of the Corporation, and (b) providing those persons with incentive compensation opportunities in the form of Stock Options and other Awards based on the value or increase in the value of shares of Common Stock of the Corporation, thereby aligning their interests with those of the Corporation's stockholders.

2. **Administration.**

    (a) The Committee shall administer the Plan, except as otherwise determined by the Board. The Committee shall consist of at least two (2) Directors as the Board may designate from time to time. Notwithstanding anything to the contrary contained herein, membership of the Committee shall be limited to Board members who meet the "non–employee director" definition in Rule 16b–3 under Section 16 of the Exchange Act and the "outside director" definition under Section 162(m) of the Code and the regulations thereunder.

    (b) The Committee shall have full power and authority to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, to determine the terms and provisions of any Award Agreement entered into under the Plan, and to make all other determinations that may be necessary or desirable for the administration of the Plan. Any interpretation of the Plan by the Committee shall be final and binding on all persons.

    (c) The Committee may delegate the administration of the Plan, in whole or in part, on such terms and conditions as it may impose, to such other person or persons as it may determine in its discretion, except with respect to Awards to officers subject to Section 16 of the Exchange Act or officers who are or may be Covered Employees and except to the extent prohibited by applicable law or the applicable rules of a stock exchange.

3. **Participants.**

    (a) Participants shall consist of Directors and Employees whom the Committee may designate from time to time to receive Awards under the Plan. Awards may be granted to Participants who are or were previously Participants under this or other plans of the Corporation or any Subsidiary and, with the agreement of the Participant, may be granted in substitution, exchange or cancellation of any rights or benefits then or theretofore held under this or other plans of the Corporation or any Subsidiary. The Corporation may continue to award bonuses and other compensation to Participants under other programs now in existence or hereafter established.

    (b) The Committee shall have the authority to amend the Plan or the terms and conditions relating to an Award to the extent necessary or appropriate to comply with applicable law, regulation or accounting rules in order to permit Employees who are located outside of the United States to participate in the Plan.

4.   **Awards.**

(a) The following types of Awards may be granted under the Plan, either alone or in combination with other Awards: (i) Stock Options, (ii) Stock Appreciation Rights, (iii) Performance Shares, (iv) Stock Awards and (v) Stock Units.

(b) The Committee may, in its discretion, provide that any Award granted under the Plan shall be subject to the attainment of performance goals in order to qualify such Award as "performance-based compensation" within the meaning of Section 162(m) of the Code. Performance goals may be based on one or more business criteria, including, but not limited to: (i) return on equity, (ii) earnings or earnings per share, (iii) Common Stock price, (iv) return on assets, (v) return on investment, (vi) net income, (vii) expense management, (viii) credit quality, (ix) revenue growth, or (x) operating leverage. Corporate performance goals may be absolute in their terms or measured against or in relationship to the performance of other companies or indices selected by the Committee. In addition, corporate performance goals may be adjusted for any events or occurrences (including extraordinary charges, losses from discontinued operations, restatements and accounting charges, and other unplanned special charges such as restructuring expenses, acquisition expenses and strategic loan loss provisions) as may be determined by the Committee. Corporate performance goals may be particular to one or more business units, lines of business or Subsidiaries or may be based on the performance of the Corporation as a whole. The corporate performance goals and the performance targets established thereunder by the Committee may be identical for all Participants for a given performance period or, at the discretion of the Committee, may differ among such Participants.

5.   **Shares Issuable Under the Plan.**

(a) An aggregate of 22,000,000 shares of Common Stock, consisting of authorized but unissued shares or treasury shares, may be issued under the Plan from and after the date of its initial adoption. Such aggregate number of shares shall be adjusted in accordance with the provisions of Section 11 of the Plan.

(b) The maximum number of shares of Common Stock as to which a Participant may receive Stock Options or Stock Appreciation Rights in any calendar year is 500,000, as such number shall be adjusted in accordance with the provisions of Section 11 of the Plan. The maximum number of shares for Awards (other than Stock Options and Stock Appreciation Rights) intended to qualify as "performance-based compensation" in accordance with Section 4(b) of the Plan that may be granted to any Participant in any calendar year is 150,000, as such number shall be adjusted in accordance with the provisions of Section 11 of the Plan. The maximum number of shares of Common Stock issuable under the Plan as Incentive Stock Options is 22,000,000, as such number shall be adjusted in accordance with the provisions of Section 11 of the Plan.

(c) Any shares of Common Stock subject to an Award may thereafter be subject to a new Award under the Plan if there is a lapse, cancellation, forfeiture, surrender, expiration or termination of any such prior Award, or if shares are issued under such Award and thereafter are reacquired by the Corporation pursuant to rights reserved by the Corporation upon issuance thereof. In addition, any shares of Common Stock exchanged by an optionee as full or partial payment to the Corporation of the exercise price under any Stock Option exercised under the Plan and any shares of Common Stock retained by the Corporation pursuant to a Participant's tax withholding election shall not count towards the aggregate number of shares that may be issued under the Plan as set forth in Section 5(a).

(d) A share of Common Stock subject to a Stock Option and its related Stock Appreciation Right shall only be counted once for purposes of this Section 5.

6.   **Stock Options.** The Committee may, in its discretion, grant Stock Options under the Plan to any Participant hereunder. Each Stock Option granted hereunder shall be subject to such terms and conditions as the Committee may determine at the time of grant, the general provisions of the Plan, the terms and conditions of the applicable Stock Option Agreement, and the following specific rules:

(a) Stock Options granted to a Participant under the Plan shall be governed by a Stock Option Agreement, which shall specify such terms and conditions, not inconsistent with the terms and conditions of the Plan, as the Committee shall determine.

(b) Stock Options shall consist of options to purchase Common Stock at exercise prices not less than 100% of the Fair Market Value thereof on the date the Stock Options are granted.

(c) Stock Options shall be exercisable for such period as specified by the Committee, but in no event may Stock Options be exercisable for a period of more than ten years after their date of grant.

(d) In addition to the general terms and conditions set forth in this Section 6 in respect of Stock Options granted under the Plan, Incentive Stock Options granted under the Plan shall be subject to the following additional terms and conditions: (i) the exercise price of each Incentive Stock Option shall be at least 100% of the Fair Market Value of the Common Stock subject to such Incentive Stock Option on the date of grant; (ii) Incentive Stock Options shall be exercisable not later than ten years after the date of grant; (iii) in the case of an Incentive Stock Option granted to a Participant who, at the time of grant, owns (as determined under Section 424(d) of the Code) stock of the Corporation or its Subsidiaries possessing more than 10% of the total combined voting power of all classes of stock of any such corporation, the exercise price shall be at least 110% of the Fair Market Value of the Common Stock subject to the Incentive Stock Option at the time it is granted, and the Incentive Stock Option, by its terms, shall not be exercisable after the expiration of five (5) years from the date of its grant; and (iv) the aggregate Fair Market Value (determined with respect to each Incentive Stock Option as of the time such Incentive Stock Option is granted) of the shares of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year (under all Incentive Stock Option plans of the Corporation and its Subsidiaries) shall not exceed $100,000.

(e) Stock Options may provide that they may be exercised by payment of the exercise price (i) in cash, (ii) by the Corporation's withholding a portion of the shares of Common Stock otherwise distributable to the Participant, (iii) by the Participant's actual delivery of previously acquired shares of Common Stock that are acceptable to the Committee, (iv) by certification of ownership by attestation of such previously acquired shares, (v) by delivery of a properly executed notice of exercise, together with irrevocable instructions to a broker or similar third party to deliver promptly to the Corporation the amount of sale proceeds from the sale of the option shares to pay the exercise price and any withholding taxes due to the Corporation, or (vi) by any other method of payment as the Committee, in its discretion, deems appropriate. In the event that the exercise price of a Stock Option is paid in whole or in part by the withholding or delivery of shares of Common Stock pursuant to clause (ii), (iii) or (iv) above, the number of shares so withheld or delivered shall be the number of shares having an aggregate Fair Market Value equal to the exercise price, or portion thereof, so paid.

(f) If a Participant delivers shares of Common Stock to pay all or a part of the exercise price of a Stock Option, or uses shares of Common Stock to satisfy any federal, state or local tax withholding requirements, the Participant may receive, at the discretion of the Committee, an additional Stock Option ("Replacement Option") equal to the sum of the number of shares delivered in payment of the exercise price and the number of shares used to pay withholding taxes. A Replacement Option shall have a term that shall not extend beyond the term of the Stock Option to which it relates and shall have an exercise price equal to the Fair Market Value of the Common Stock on the grant date of the Replacement Option. Replacement Options may be subject to such other terms and conditions, not inconsistent with the terms and conditions of the Plan, as the Committee shall determine. Replacement Options may be granted in connection with the exercise of Stock Options granted under this Plan or any other plan of the Corporation.

(g) The Committee may prescribe such other terms and conditions applicable to Stock Options granted to a Participant under the Plan that are neither inconsistent with nor prohibited by the Plan or any Stock Option Agreement.

7. **Stock Appreciation Rights.** The Committee may, in its discretion, grant a Stock Appreciation Right under the Plan to the holder of any Stock Option granted hereunder. Each Stock Appreciation Right granted hereunder shall be subject to such terms and conditions as the Committee may determine at the time of grant, the general provisions of the Plan, the terms and conditions of the applicable Stock Appreciation Right Agreement, and the following specific rules:

(a) Stock Appreciation Rights granted to a Participant under the Plan shall be governed by a Stock Appreciation Right Agreement, which shall specify such terms and conditions, not inconsistent with the terms and conditions of the Plan, as the Committee shall determine.

(b) A Stock Appreciation Right may be granted in connection with a Stock Option at the time of the grant of the Stock Option or at any time thereafter up to six months prior to the expiration of the Stock Option.

(c) Each Stock Appreciation Right will entitle the holder to elect to receive, in lieu of exercising the Stock Option to which it relates, an amount (payable in cash or in shares of Common Stock of the Corporation, or a combination thereof, determined by the Committee and set forth in the related Stock Appreciation Right Agreement) of up to 100% (or such lesser percentage as determined by the Committee and set forth in the related Stock Appreciation Right Agreement) of the excess of (i) the Fair Market Value per share of Common Stock on the date of exercise of such Stock Appreciation Right, multiplied by the number of shares of the Common Stock with respect to which the Stock Appreciation Right is being exercised, over (ii) the aggregate exercise price under the terms of the related Stock Option for such number of shares.

(d) Each Stock Appreciation Right will be exercisable at the time and to the extent that the Stock Option to which it relates is exercisable, provided that no Stock Appreciation Right shall be exercisable during the first six months following the date of its grant.

(e) Upon exercise of a Stock Appreciation Right, the Stock Option (or portion thereof) with respect to which such Stock Appreciation Right is exercised and any other Stock Appreciation Rights with respect to such Stock Option (or portion thereof) shall be surrendered to the Corporation and shall not thereafter be exercisable.

(f) Exercise of a Stock Appreciation Right will reduce the number of shares of Common Stock purchasable pursuant to the related Stock Option and available under the Plan to the extent of the total number of shares of Common Stock with respect to which the Stock Appreciation Right is exercised.

(g) The Committee may prescribe such other terms and conditions applicable to Stock Appreciation Rights granted to a Participant under the Plan that are neither inconsistent with nor prohibited by the Plan or any Stock Appreciation Right Agreement.

8. **Performance Shares.** The Committee may, in its discretion, grant Performance Shares under the Plan to any Participant hereunder. Each Performance Share granted hereunder shall be subject to such terms and conditions as the Committee may determine at the time of grant, the general provisions of the Plan, the terms and conditions of the related Performance Share Agreement, and the following specific rules:

(a) Performance Shares granted to a Participant under the Plan shall be governed by a Performance Share Agreement, which shall specify such terms and conditions, not inconsistent with the terms and conditions of the Plan, as the Committee shall determine.

(b) With respect to each performance period, the Committee shall establish such performance goals relating to one or more of the business criteria identified in Section 4(b) of the Plan.

(c) With respect to each performance period, the Committee shall establish targets for Participants for achievement of performance goals. Following the completion of each performance period, the Committee shall determine the extent to which performance goals for that performance period have been achieved and shall authorize credit as of the end of such performance period of Performance Shares to the accounts of Participants for whom targets were established, in accordance with the terms of the applicable Performance Share Agreements.

(d) The Committee may prescribe such other terms and conditions applicable to Performance Shares granted to a Participant under the Plan that are neither inconsistent with nor prohibited by the Plan or any Performance Share Agreement.

9. **Stock Awards.** The Committee may, in its discretion, grant, or sell for such amount of cash, Common Stock or such other consideration as the Committee deems appropriate (which amount may be less than the Fair Market Value of the Common Stock on the date of grant or sale), shares of Common Stock under the Plan to any Participant hereunder. Each share of Common Stock granted or sold hereunder shall be subject to such restrictions, conditions and other terms as the Committee may determine at the time of grant or sale, the general provisions of the Plan, the restrictions, terms and conditions of the related Stock Award Agreement, and the following specific rules:

(a) Shares of Common Stock issued to a Participant under the Plan shall be governed by a Stock Award Agreement, which shall specify whether the shares of Common Stock are granted or sold to the Participant and such other provisions, not inconsistent with the terms and conditions of the Plan, as the Committee shall determine.

(b) The Corporation shall issue, in the name of the Participant, stock certificates representing the total number of shares of Common Stock granted or sold to the Participant, as soon as may be reasonably practicable after such grant or sale, which shall be held by the Secretary of the Corporation as provided in subsection (e) hereof.

(c) Subject to the provisions of subsection (b) hereof, and the restrictions set forth in the related Stock Award Agreement, the Participant receiving a grant of or purchasing Common Stock shall thereupon be a stockholder with respect to all of the shares represented by such certificate or certificates and shall have the rights of a stockholder with respect to such shares, including the right to vote such shares and to receive dividends and other distributions paid with respect to such shares.

(d) The Committee, in its discretion, shall have the power to accelerate the date on which the restrictions contained in any Stock Award Agreement shall lapse with respect to any or all shares of Common Stock granted or sold under the Plan.

(e) The Secretary of the Corporation shall hold the certificate or certificates representing shares of Common Stock issued under this Section 9 of the Plan on behalf of each Participant who holds such shares, whether by grant or sale, until such time as the Common Stock is forfeited, resold to the Corporation, or the restrictions lapse.

(f) The Committee may prescribe such other restrictions, terms and conditions applicable to the shares of Common Stock issued to a Participant under the Plan that are neither inconsistent with nor prohibited by the Plan or any Stock Award Agreement, including, without limitation, terms providing for a lapse of the restrictions of this Section 9 or in any Stock Award Agreement, in installments.

(g) Notwithstanding the provisions of subsections (b) and (e) above, the Corporation, in lieu of issuing stock certificates, may reflect the issuance of shares of Common Stock to a Participant on a non–certificated basis, with the ownership of such shares by the Participant evidenced solely by book entry in the records of the Corporation's transfer agent; provided, however that following the lapse of all restrictions with respect to the shares granted or sold to a Participant, the Corporation, upon the written request of the Participant, shall issue, in the name of the Participant, stock certificates representing such shares.

10. **Stock Units.** The Committee may, in its discretion, award Stock Units under the Plan to Participants hereunder. Each Stock Unit granted hereunder shall be subject to such terms and conditions as the Committee may determine at the time of grant, the general provisions of the Plan, the terms and conditions of the applicable Stock Unit Agreement and the following specific rules:

(a) Grants of Stock Units to a Participant under the Plan shall be governed by a Stock Unit Agreement, which shall specify such terms and conditions, not inconsistent with the terms and conditions of the Plan, as the Committee shall determine.

(b) Stock Units shall be denominated in an equal number of shares of Common Stock of the Corporation, as determined by the Committee, and shall be payable either in shares of Common Stock or in cash, as provided in the Stock Unit Agreement.

(c) Any Stock Unit may provide that the Participant shall receive, on the date of payment of any dividend on Common Stock occurring during the period preceding payment of the Award, an amount in cash equal in value to the dividends that the Participant would have received had he been the actual owner of the number of shares of Common Stock designated by the Committee at the time of the Award.

(d) The Corporation's obligation to make payments or distributions with respect to Stock Units shall not be funded or secured in any manner.

(e) The Committee may prescribe such other terms and conditions applicable to Stock Units granted to a Participant under the Plan that are neither inconsistent with nor prohibited by the Plan or any Stock Unit Agreement.

11. **Adjustment.** In the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the Corporation or any similar corporate transaction, the Committee or the Board shall make such adjustments as it deems appropriate, in its sole discretion, to preserve the benefits or intended benefits of the Plan and Awards granted under the Plan. Such adjustments may include: (a) adjustment in the number and kind of shares reserved for issuance under the Plan; (b) adjustment in the number and kind of shares covered by outstanding Awards; (c) adjustment in the exercise price of outstanding Stock Options and SARs or the price of other Awards under the Plan; (d) adjustments to any of the shares limitations set forth in Section 5 of the Plan; and (e) any other changes that the Committee or the Board determine to be equitable under the circumstances.

12. **Nontransferability.** Except as provided below, each Award granted under the Plan to a Participant shall not be transferable by the Participant other than by will or the laws of descent and distribution and shall be exercisable, during the Participant's lifetime, only by the Participant or, in the event of disability, by the Participant's personal representative. In the event of the death of a Participant during employment or prior to the termination, expiration, cancellation or forfeiture of any Award held by the Participant hereunder, each Award theretofore granted to the Participant shall be exercisable or payable to the extent provided therein but no later than five years after his death and then only:

(a) by or to the executor or administrator of the estate of the deceased Participant or the person or persons to whom the deceased Participant's rights under the Award shall pass by will or the laws of descent and distribution or as provided in the Award Agreement; and

(b) to the extent set forth in the Award Agreement.

Notwithstanding the foregoing, the Committee may set forth in the Stock Option Agreement for a Non-Qualified Stock Option, at the time of grant or thereafter, that the Non-Qualified Stock Option may be transferred by the Participant, subject to such terms and conditions as may be established by the Committee.

13. **Change in Control.**

(a) The Committee may, in its discretion, at the time an Award is made hereunder or at any time prior to a Change in Control of the Corporation, provide for the acceleration of any time periods relating to the exercise or realization of such Awards so that such Awards may be exercised or realized as of the date of a Change in Control of the Corporation, including specifically that as of such date: (i) all outstanding Stock Options and Stock Appreciation Rights shall become fully vested and exercisable; (ii) all performance goals under any Award shall be deemed fully achieved; (iii) all outstanding Performance Shares shall become fully vested and distributable; (iv) all restrictions on outstanding Stock Awards shall lapse; and (v) all restrictions on outstanding Stock Units shall lapse and such Stock Units shall become fully vested and distributable. The Committee may, in its discretion, include such further provisions and limitations in the Award Agreement as it may deem equitable and in the best interests of the Corporation.

(b) A "Change in Control" shall be deemed to have occurred if:

   (i) any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Corporation (not including in the securities beneficially owned by such Person any securities acquired directly from the Corporation or its Affiliates) representing 20% or more of the combined voting power of the Corporation's then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (A) of paragraph (iii) below; or

   (ii) the election to the Board of Directors of the Corporation, without the recommendation or approval of two thirds of the incumbent Board of Directors of the Corporation, of the lesser of: (A) three directors; or (B) directors constituting a majority of the number of directors of the Corporation then in office, provided, however, that directors whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Corporation will not be considered as incumbent members of the Board of Directors of the Corporation for purposes of this section; or

   (iii) there is consummated a merger or consolidation of the Corporation or any direct or indirect subsidiary of the Corporation with any other company, other than (A) a merger or consolidation which would result in the voting securities of the Corporation outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), at least 60% of the combined voting power of the securities of the Corporation or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (B) a merger or consolidation effected to implement a recapitalization of the Corporation (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Corporation (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Corporation or its Affiliates) representing 20% or more of the combined voting power of the Corporation's then outstanding securities; or

   (iv) the stockholders of the Corporation approve a plan of complete liquidation or dissolution of the Corporation or there is consummated an agreement for the sale or disposition by the Corporation of all or substantially all of the Corporation's assets, other than a sale or disposition by the Corporation of all or substantially all of the Corporation's assets to an entity, at least 60% of the combined voting power of the voting securities of which are owned by stockholders of the Corporation in substantially the same proportions as their ownership of the Corporation immediately prior to such sale.

Notwithstanding the foregoing, a "Change in Control" shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the Common Stock of the Corporation immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Corporation immediately following such transaction or series of transactions.

For purposes of the foregoing, the following definitions shall apply:

"Affiliate" shall have the meaning set forth in Rule 12b-2 under Section 12 of the Exchange Act; "Beneficial Owner" shall have the meaning set forth in Rule 13d-3 under the Exchange Act, except that a Person shall not be deemed to be the Beneficial Owner of any securities with respect to which such Person has properly filed a form 13-G; "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time; and "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Corporation or any of its Affiliates, (ii) a trustee or other fiduciary holding securities under an employee benefits plan of the Corporation or any of its subsidiaries, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities or (iv) a corporation owned, directly or indirectly, by the stockholders of the Corporation in substantially the same proportions as their ownership of stock of the Corporation.

14.   **Other Provisions.** Any Award under the Plan shall be subject to other provisions as the Committee determines, including, without limitation, provisions for the installment purchase of Common Stock under Stock Options, provisions to assist the Participant in financing the acquisition of Common Stock, provisions for the forfeiture of, or restrictions on resale or other disposition of shares acquired under any Award, provisions to comply with Federal or state securities laws and stock exchange requirements, provisions permitting acceleration of exercise or the lapse of restrictions in the event of death, disability or retirement, understandings or conditions as to the Participant's employment in addition to those specifically provided for under the Plan, provisions for the forfeiture of Awards in the event of breach of noncompetition or confidentiality agreements during or following termination of employment, provisions permitting the deferral of the receipt of Awards for such period and upon such terms and conditions as the Committee shall determine, provisions giving the Corporation the right to repurchase shares acquired under any Award in the event the Participant elects to dispose of such shares, provisions requiring the achievement of specified performance goals, and provisions permitting acceleration of exercise upon the occurrence of specified events or otherwise in the discretion of the Committee.

15.   **Taxes.** The Corporation shall have the right to deduct from any payment to be made under the Plan the amount of any taxes required by law to be withheld from such payment, or to require a Participant to pay to the Corporation such amount required to be withheld prior to the issuance or delivery of any shares of Common Stock or the payment of any cash in connection with any Award under the Plan. The Committee may, in its discretion and subject to such rules as it may adopt, permit a Participant to elect to satisfy such withholding obligations through cash payment by the Participant, the surrender of shares of Common Stock acceptable to the Committee which the Participant already owns or through the surrender of shares of Common Stock which the Participant is otherwise entitled to receive under the Plan.

16.   **Amendment, Suspension or Termination of Plan.** The Board may at any time amend, suspend or terminate the Plan as it deems advisable and in the best interests of the Corporation; provided, that no amendment, suspension or termination shall adversely affect the right of any Participant under any outstanding Award in any material way without the written consent of the Participant, unless such amendment, suspension or termination is required by applicable law. No amendment of the Plan shall be made without stockholder approval if stockholder approval is required by law, regulation or stock exchange rule.

17. **No Contract of Employment.** Neither the adoption of the Plan nor the grant of any Award under the Plan shall be deemed to obligate the Corporation or any Subsidiary to continue the employment of any Participant for any particular period, nor shall the granting of an Award constitute a request or consent to postpone the retirement date of any Participant.

18. **Effective Date.** The Plan was adopted by the Board on February 19, 2002 and, subject to approval of the Corporation's stockholders at the 2002 annual meeting of stockholders, will become effective as of April 16, 2002. The Plan and any Awards granted under the Plan shall be null and void if stockholder approval is not obtained at the 2002 annual meeting of stockholders. The Plan shall remain in effect until terminated by the Board in accordance with Section 16 of the Plan.

19. **Applicable Law.** All questions pertaining to the validity, construction and administration of the Plan and all Awards granted under the Plan shall be determined in conformity with the laws of the State of Illinois, without regard to the conflict of law provisions of any state, and, in the case of Incentive Stock Options, Section 422 of the Code and regulations issued thereunder.

20. **Definitions.** As used in the Plan, the following terms shall have the meanings set forth below:

    (a) "Award" shall mean any award or benefit granted under the Plan, including, without limitation, Stock Options, Stock Appreciation Rights, Performance Shares, Stock Awards and Stock Units.

    (b) "Award Agreement" shall mean, as applicable, a Stock Option Agreement, Stock Appreciation Agreement, Performance Share Agreement, Stock Award Agreement, Stock Unit Agreement or such other agreement evidencing an Award granted under the Plan.

    (c) "Board" shall mean the Board of Directors of the Corporation.

    (d) "Change in Control" shall have the meaning set forth in Section 13(b) of the Plan.

    (e) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

    (f) "Committee" shall mean the Compensation and Benefits Committee of the Board or such other committee of the Board as may be designated by the Board from time to time to administer the Plan.

    (g) "Common Stock" shall mean the Common Stock, par value $1.66⅔ per share, of the Corporation.

    (h) "Corporation" shall mean Northern Trust Corporation, a Delaware corporation.

    (i) "Covered Employee" shall mean "covered employee" as that term is defined in Section 162(m) of the Code or any successor provision.

    (j) "Director" shall mean a director of the Corporation.

    (k) "Employee" shall mean an employee of the Corporation or any Subsidiary; it being understood that an Award (other than an Incentive Stock Option) may be granted in connection with the hiring of a person prior to the date the person becomes an employee of the Corporation or any Subsidiary, provided that such Award shall not vest prior to the commencement of employment.

(l) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

(m) "Fair Market Value" shall mean the fair market value of the Common Stock, as determined by the Committee.

(n) "Incentive Stock Option" shall mean an option granted under Section 6 of the Plan that meets the requirements of Section 422(b) of the Code or any successor provision.

(o) "Non-Qualified Stock Option" shall mean an option granted under Section 6 of the Plan that is not an Incentive Stock Option.

(p) "Participant" shall mean any Employee or Director selected to receive an Award.

(q) "Performance Share" shall mean a grant of a right to receive shares of Common Stock under Section 8 of the Plan.

(r) "Plan" shall mean the Northern Trust Corporation 2002 Stock Plan.

(s) "Replacement Option" shall mean an option granted under Section 6(f) of the Plan.

(t) "Stock Appreciation Right" shall mean any right granted under Section 7 of the Plan.

(u) "Stock Award" shall mean a grant of shares of Common Stock under Section 9 of the Plan.

(v) "Stock Option" shall mean an Incentive Stock Option or a Non-Qualified Stock Option granted under Section 6 of the Plan.

(w) "Stock Unit" shall mean a grant of a right to receive shares of Common Stock or cash under Section 10 of the Plan.

(x) "Subsidiary" shall mean any entity that is directly or indirectly controlled by the Corporation or any entity in which the Corporation has a significant equity or other interest, as determined by the Committee in its discretion.

